SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       HIGHWAYMASTER COMMUNICATIONS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   431263 10 2
                                 (Cusip Number)

                                  Annalee Cohen
                              The Erin Mills Group
                          7501 Keele Street, Suite 500
                            Concord, Ontario L4K 1Y2
                                 (416) 736-1809

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Terry M. Schpok, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               1700 Pacific Avenue
                            Dallas, Texas 75201-4675
                                  (214)969-2870

                               September 27, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [  ]

CUSIP 431263 10 2                      13D                    Page 2 of 16 Pages

--------------------------------------------------------------------------------------------------
1)   Names of Reporting Person                    The Erin Mills Development Corporation
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------------------------
2)   Check the Appropriate Box                                           (a)
     if a Member of a Group                                              (b)       X
                                                                    -----   --------
     (See Instructions)
-----------------------------------------------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------------------------------------------
4)   Source of Funds (See instructions)                                         00, BK
-----------------------------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of                                                Ontario, Canada
     Organization
-----------------------------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power*                          527,680
Beneficially Owned             (8)  Shared Voting Power*                       9,305,526
by Each Reporting              (9)  Sole Dispositive Power*                     527,680
Person With                    (10) Shared Dispositive Power*                  9,305,526
-----------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially                                             9,833,206
     Owned by Each Reporting Person*
-----------------------------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See Instructions)
-----------------------------------------------------------------------------------------------------
(13) Percent of Class Represented                                                39.7%
     by Amount in Row (11)
-----------------------------------------------------------------------------------------------------
(14) Type of Reporting Person                                                     CO
     (See Instructions)
-----------------------------------------------------------------------------------------------------
                                    *     But see Item 5.

CUSIP 431263 10 2                     13D                     Page 3 of 16 Pages

--------------------------------------------------------------------------------------------------
1)   Names of Reporting Person                    The Erin Mills Investment Corporation
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------------------------
2)   Check the Appropriate Box                                           (a)
      if a Member of a Group                                             (b)       X
                                                                    -----   --------
     (See Instructions)
-----------------------------------------------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------------------------------------------
4)   Source of Funds (See instructions)                                           00
-----------------------------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of                                                Alberta, Canada
     Organization
-----------------------------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power*                             0
Beneficially Owned             (8)  Shared Voting Power*                       9,305,526
by Each Reporting              (9)  Sole Dispositive Power*                        0
Person With                    (10) Shared Dispositive Power*                  9,305,526
-----------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially                                             9,305,526
     Owned by Each Reporting Person*
-----------------------------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See Instructions)
-----------------------------------------------------------------------------------------------------
(13) Percent of Class Represented                                                37.6%
     by Amount in Row (11)
-----------------------------------------------------------------------------------------------------
(14) Type of Reporting Person                                                     CO
     (See Instructions)
-----------------------------------------------------------------------------------------------------
                                    *     But see Item 5.

CUSIP 431263 10 2                       13D                   Page 4 of 16 Pages

--------------------------------------------------------------------------------------------------
1)   Names of Reporting Person                    Erin Mills International Investment
     S.S. or I.R.S. Identification                Corporation
     No. of Above Person
--------------------------------------------------------------------------------------------------
2)   Check the Appropriate Box                                           (a)
      if a Member of a Group                                             (b)       X
                                                                    -----   --------
     (See Instructions)
-----------------------------------------------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------------------------------------------
4)   Source of Funds (See instructions)                                         00, AF
-----------------------------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of                                                Barbados, W.I.
     Organization
-----------------------------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power*                             0
Beneficially Owned             (8)  Shared Voting Power*                       9,061,310
by Each Reporting              (9)  Sole Dispositive Power*                        0
Person With                    (10) Shared Dispositive Power*                  9,061,310
-----------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially                                             9,061,310
     Owned by Each Reporting Person*
-----------------------------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See Instructions)
-----------------------------------------------------------------------------------------------------
(13) Percent of Class Represented                                                36.6%
     by Amount in Row (11)
-----------------------------------------------------------------------------------------------------
(14) Type of Reporting Person                                                     CO
     (See Instructions)
-----------------------------------------------------------------------------------------------------
                                     *    But see Item 5.

CUSIP 431263 10 2                       13D                   Page 5 of 16 Pages

Item 1.        SECURITY AND ISSUER.

        This Statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of HighwayMaster Communications, Inc., a Delaware Corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 16479 Dallas Parkway, Suite 710, Dallas, Texas 75248.

Item 2.        IDENTITY AND BACKGROUND.

        This Statement is filed by The Erin Mills Development Corporation, an Ontario, Canada corporation ("EMDC"), The Erin Mills Investment Corporation, an Alberta, Canada corporation ("TEMIC"), and Erin Mills International Investment Corporation, a Barbados, W. I. corporation ("EMIIC"). EMDC, TEMIC and EMIIC are collectively referred to herein as the "Reporting Persons". EMDC is principally engaged in the business of developing real estate for sale and commercial rental. Its principal business offices are located at 7501 Keele Street, Suite 500, Concord, Ontario L4K 1Y2, Canada. TEMIC is a venture capital company and is principally engaged in the business of financing other companies through equity and debt-based instruments. Its principal business offices are located at 7501 Keele Street, Suite 500, Concord, Ontario L4K 1Y2, Canada. EMIIC is also a venture capital company and is principally engaged in the business of financing other companies through equity and debt-based instruments. Its principal business offices are located at Trident House, Suite 204(1), Broad Street, Bridgetown, Barbados, W. I.

        Attached as Schedule I hereto and incorporated herein by reference is a list of all executive officers and directors of EMDC, TEMIC, and EMIIC. Such
Schedule I also sets forth the business address and principal occupation or employment of each individual listed thereon.
All such individuals are citizens of Canada.

        During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 14, 1996, TEMIC and EMIIC filed a Schedule 13G with respect to shares of Common Stock that were acquired by TEMIC and EMIIC in transactions prior to and in connection with the initial public offering of the Common Stock. This Schedule 13D is being

CUSIP 431263 10 2                     13D                     Page 6 of 16 Pages

filed to report the acquisition of additional shares of Common Stock by the Reporting Persons which occurred on September 27, 1996.

        The acquisition of shares of Common Stock by the Reporting Persons that requires the filing of this Schedule 13D was part of a recapitalization transaction of the Issuer effected by the Recapitalization Agreement dated as of September 27, 1996 (the "Recapitalization"). As of such date, (i) the Reporting Persons sold their holdings of shares of Class B Preferred Stock, par value $.01 per share, of HighwayMaster (the "Class B Preferred Stock") to the Issuer in exchange for certain shares of Common Stock, and (ii) EMDC and EMIIC purchased certain newly issued shares of Common Stock from the Issuer. Immediately prior to the Recapitalization, (i) EMDC held 459.60 shares of Class B Preferred Stock,
(ii) TEMIC held 120 shares of Class B Preferred Stock, and (iii) EMIIC held
349.505 shares of Class B Preferred Stock. Pursuant to the Recapitalization, (i) the Issuer issued 367,680 shares of Common Stock to EMDC in exchange for 459.60 shares of Class B Preferred Stock, (ii) the Issuer issued 96,000 shares of Common Stock to TEMIC in exchange for 120 shares of Class B Preferred Stock, and
(iii) the Issuer issued 279,604 shares of Common Stock to EMIIC in exchange for
349.505 shares of Class B Preferred Stock. In addition, pursuant to the Recapitalization, (i) the Issuer issued 160,000 shares of Common Stock to EMDC for $2,000,000 and (ii) the Issuer issued 640,000 shares of Common Stock to EMIIC for $8,000,000. The source of such funds was a certain nonrevolving credit facility, dated as of October 9, 1996, by and among EMDC and the Bank of Nova Scotia (the "Bank"). EMDC and the Bank entered into a letter agreement and binding term sheet as evidence of the $10,000,000 credit facility (the letter agreement and binding term sheet collectively, the "Letter Agreement"). EMDC and the Bank will enter into a definitive credit agreement to evidence the $10,000,000 credit facility. Under this Letter Agreement, EMDC borrowed $10,000,000, at an interest rate of LIBOR plus 2% or Base Rate Canada plus 1%, depending on the circumstances, maturing on May 31, 1999. EMDC used $2,000,000 of the $10,000,000 facility to purchase 160,000 shares of Common Stock. The remaining $8,000,000 balance was advanced by EMDC to TEMIC through an interest-bearing loan. TEMIC used such funds to purchase from EMIIC Class F Special Shares of EMIIC. EMIIC used such funds to purchase 640,000 shares of Common Stock. A copy of the Letter Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Item 4.        PURPOSE OF TRANSACTION.

        All shares of Common Stock held by the Reporting Persons are held for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis. Based upon the results of such review, the Reporting Persons' contractual obligations entered into in connection with such investment, market and general economic conditions, regulatory approvals and other regulatory conditions and other factors the Reporting Persons deem relevant, the Reporting Persons may seek to modify their investment in the Issuer through any available means including, without limitation, increases or decreases in its investment through open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through (j) of Item 4 of the Schedule 13D.

CUSIP 431263 10 2                     13D                     Page 7 of 16 Pages

        Except as stated above, the Reporting Persons have not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of the Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Persons may be deemed, pursuant to Rule 13d-3, to own beneficially an aggregate of 9,833,206 shares of Common Stock, representing approximately 39.7% of the outstanding Common Stock. EMIIC beneficially owns 9,061,310 shares of Common Stock, representing approximately 36.6% of the outstanding Common Stock. TEMIC, which is the controlling shareholder of EMIIC, may be deemed to beneficially own 9,305,526 shares of Common Stock, representing approximately 37.6% of the outstanding Common Stock. EMDC, which retains voting control over TEMIC, may be deemed, pursuant to Rule 13d-3, to own beneficially 9,833,206 shares of Common Stock, representing approximately 39.7% of the outstanding Common Stock.

               The persons listed on Schedule I attached hereto, by virtue of direct or indirect control of EMDC, TEMIC and EMIIC, may be deemed, for purposes of determining beneficial ownership, pursuant to Rule 13d-3, to own beneficially the Common Stock owned beneficially by EMDC, TEMIC and EMIIC. Such individuals expressly disclaim any such beneficial ownership.

        See Item 6 for a discussion of the relationship of the Reporting Persons with other stockholders of the Issuer pursuant to the Stockholders' Agreement (as defined below) and the disclaimer regarding the formation of a group pursuant thereto.

        (b) EMIIC is the beneficial owner of 9,061,310 shares of Common Stock and is deemed to share beneficial ownership and the power to vote and dispose of all such shares with TEMIC and EMDC by reason of TEMIC's status as controlling shareholder of EMIIC and EMDC holding voting control over TEMIC.

               TEMIC is the beneficial owner of 9,305,526 shares of Common Stock, which includes (i) 9,061,310 shares of Common Stock owned directly by EMIIC and (ii) 244,216 shares of Common Stock owned directly by TEMIC, and is deemed to share beneficial ownership and the power to vote and dispose of (i) all such shares with EMDC by reason of EMDC holding voting control over TEMIC and (ii) 9,061,310 shares of Common Stock with EMIIC by reason of TEMIC's status as controlling shareholder of EMIIC.

               EMDC may be deemed the beneficial owner of 9,833,206 shares of Common Stock, which includes (i) 9,061,310 shares of Common Stock owned directly by EMIIC, (ii) 244,216 shares of Common Stock owned directly by TEMIC and (iii) 527,680 shares of Common Stock owned directly by EMDC, and may be deemed to share beneficial ownership and the power to vote and dispose of (i) 9,305,526 shares of Common Stock with TEMIC by reason of EMDC holding voting control over TEMIC and (ii) 9,061,310 shares of Common

CUSIP 431263 10 2                        13D                  Page 8 of 16 Pages

Stock with EMIIC by reason of TEMIC's status as controlling shareholder of EMIIC. EMDC holds the sole power to vote and dispose the 527,680 shares of Common Stock owned directly by EMDC.

        (c)    See Item 3.

        (d)    Not applicable.

        (e)    Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On September 27, 1996, the Issuer entered into certain transactions including (i) the issuance and sale by the Issuer of 1,000 shares of its Series D Participating Convertible Preferred Stock, par value $.01 per share, to Southwestern Bell Wireless Holdings, Inc. ("SBWH") in exchange for a payment in the amount of $20,000,000 and (ii) the issuance by the Issuer to SBWH of 5,000,000 warrants to purchase shares of Common Stock ((i) and (ii) collectively, the "SBWH Investment").

        Concurrently with the SBWH Investment, the Reporting Persons entered into a Recapitalization Agreement, dated as of September 27, 1996, by and between the Issuer, the Reporting Persons, and certain other stockholders of the Issuer listed therein (the "Recapitalization Agreement"). A copy of the Recapitalization Agreement is attached hereto as Exhibit C and is incorporated herein by reference. As provided in the Recapitalization Agreement, among other things, (i) EMDC purchased 160,000 shares of Common Stock for $2,000,000, (ii) EMIIC purchased 640,000 shares of Common Stock for $8,000,000, (iii) EMDC exchanged 459.60 shares of Class B Preferred Stock for 367,680 shares of Common Stock, (iv) TEMIC exchanged 120 shares of Class B Preferred Stock for 96,000 shares of Common Stock, and (v) EMIIC exchanged 349.505 shares of Class B Preferred Stock for 279,604 shares of Common Stock.

        In connection with the SBWH Investment and the Recapitalization, the Reporting Persons also entered into an Amended and Restated Stockholders' Agreement, dated as of September 27, 1996 (the "Stockholders' Agreement"), by and among the Issuer, the Reporting Persons, SBWH and certain other stockholders of the Issuer as identified in the Stockholder's Agreement. As a result of the Stockholders' Agreement, the parties thereto may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 and, accordingly, may be deemed to be the beneficial owners of all shares of the Common Stock subject to the Stockholders' Agreement. In total, 20,617,328 shares of Common Stock, representing approximately 83.3% of the outstanding shares of the Common Stock, are subject to the Stockholders' Agreement. EMDC, TEMIC and EMIIC do not affirm the existence of such a group and expressly disclaim beneficial ownership of the shares of Common

CUSIP 431263 10 2                   13D                       Page 9 of 16 Pages

Stock held by the other parties to the Stockholders' Agreement. A copy of the Stockholders' Agreement is attached hereto as Exhibit D and is incorporated herein by reference. Capitalized terms used in this Item 6 and not defined herein shall have the meanings assigned to them in the Stockholders' Agreement.

        As provided in the Stockholders' Agreement, none of the Carlyle Stockholders, the Erin Mills Stockholders (other than Robert S. Folsom and Robert T. Hayes), William C. Kennedy, Jr. or William C. Saunders (collectively the "First Refusal Stockholders") shall sell or otherwise transfer any shares of the Issuer unless such First Refusal Stockholder provides a written notice of an offer to SBWH promptly that contains an irrevocable offer to sell such shares to SBWH. The following transactions shall be exempt from these requirements: (i) a transfer of shares by a First Refusal Stockholder to SBWH; (ii) a transfer by a stockholder by will or intestate succession; (iii) a transfer by a stockholder to any related party of such stockholder; (iv) a transfer of shares (A) by any Carlyle Stockholder to any other Carlyle Stockholder or to a Clipper Stockholder, (B) by any Erin Mills Stockholder to any other Erin Mills Stockholder, or (C) by William C. Kennedy, Jr. or William C. Saunders to any By-Word Stockholder; or (v) a transfer of shares that has been approved in writing by SBWH as an exempt transfer.

        Pursuant to the Stockholders' Agreement, the Issuer has granted certain stockholders, including the Reporting Persons, "piggyback" and demand registration rights in order for them to register and sell shares of Common Stock under the Securities Act of 1933, as amended.

        The Stockholders' Agreement also provides that within fifteen (15) days after the execution of the Stockholders' Agreement, the total number of members of the Board of Directors of the Issuer will be reduced to six (6). An independent director shall be added no later than the date of the next annual meeting of the stockholders of the Issuer. Prior to the receipt of Regulatory Relief, the Board shall be composed of seven (7) members: (i) two (2) Directors shall be designated by a majority in interest of the Erin Mills Stockholders;
(ii) two (2) Directors shall be designated by a majority in interest of the By-Word Stockholders; (iii) one (1) Director shall be designated by a majority in interest of the Carlyle Stockholders; and (iv) two (2) additional Directors shall be persons who are not employed by the Issuer or affiliated with any party to the Stockholders' Agreement. Upon the conversion of the Series D Preferred Stock into Class B Common Stock, the number of Directors shall be increased by one who shall be a person designated by SBWH. If SBWH and its affiliates beneficially own 20% or more of the common stock of HighwayMaster on a fully diluted basis, the number of Directors shall further be increased by one and the additional Director shall also be a designee of SBWH.

        The Stockholders' Agreement also provides that following the receipt of regulatory relief, if SBWH does not hold any Series D Preferred Stock or Class B Common Stock but does own at least 1.6 million shares of Common Stock (other than Common Stock issuable under the Warrants or options or warrants issued by entities other than the Issuer), the approval of SBWH shall be required to approve the actions that require approval of the holders of the Class B Common Stock.

CUSIP 431263 10 2                    13D                     Page 10 of 16 Pages

        In connection with the SBWH Investment, EMIIC granted an irrevocable proxy to SBWH on September 30, 1996, granting SBWH the power to exercise all voting and other rights in connection with the shares of Common Stock held by EMIIC on such date (i) in favor of approval of the adoption of a Certificate of Amendment to the Issuer's Certificate of Incorporation; (ii) in favor of approval of the issuance by the Issuer to SBWH of shares of Common Stock upon the exercise of the warrants to purchase an aggregate of up to 5,000,000 shares of Common Stock; and (iii) against any action or agreement that is inconsistent with or that is reasonably likely to impeded, interfere with, delay or postpone the transactions referred to in clause (i) or (ii) above. A copy of the Form of Irrevocable Proxy executed by EMIIC is attached hereto as Exhibit E and incorporated herein by reference.

        EMDC is currently considering transferring the Common Stock held by EMDC to TEMIC. After such transfer (i) EMIIC would be the beneficial owner of 9,061,310 shares of Common Stock and would share beneficial ownership and the power to vote and dispose of all such shares with TEMIC and EMDC by reason of TEMIC's status as controlling shareholder of EMIIC and EMDC holding voting control over TEMIC; (ii) TEMIC would be the beneficial owner of 9,833,206 shares of Common Stock, which would include 9,061,310 shares of Common Stock owned directly by EMIIC and 771,896 shares of Common Stock owned directly by TEMIC, and would be deemed to share beneficial ownership and the power to vote and dispose of (A) all such shares with EMDC by reason of EMDC holding voting control over TEMIC and (B) 9,061,310 shares of Common Stock with EMIIC by reason of TEMIC's status as controlling shareholder of EMIIC; and (iii) EMDC may be deemed the beneficial owner of 9,833,206 shares of Common Stock, which includes 9,061,310 shares owned directly by EMIIC and 771,896 shares owned directly by TEMIC, and may be deemed to share beneficial ownership and the power to vote and dispose of (A) 9,833,206 shares of Common Stock with TEMIC by reason of EMDC holding voting control over TEMIC and (B) 9,061,310 shares of Common Stock with EMIIC by reason of TEMIC's status as controlling shareholder of EMIIC.


Item 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A      Joint Filing Agreement, dated as of October 31, 1996, between the Erin Mills Development Corporation, The Erin Mills Investment
               Corporation and Erin Mills International Investment Corporation.

EXHIBIT B      Letter Agreement, dated as of October 9, 1996, by and between
               The Erin Mills Development Corporation and the Bank of Nova
               Scotia.

EXHIBIT C      Recapitalization Agreement, entered into as of September 27,
               1996, by and between HighwayMaster Communications, Inc. and the Carlyle Stockholders and the Erin Mills Stockholders (as such terms are defined in the Recapitalization Agreement).

CUSIP 431263 10 2                       13D                  Page 11 of 16 Pages

EXHIBIT D      Amended and Restated Stockholders' Agreement, dated as of
               September 27, 1996, by and among HighwayMaster Communications,
               Inc. and each of the Stockholders identified therein.

EXHIBIT E      Form of Irrevocable Proxy, executed by Erin Mills International
               Investment Corporation.

CUSIP 431263 10 2                       13D                  Page 12 of 16 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DATE:         October 31, 1996

                             SIGNED:        THE ERIN MILLS DEVELOPMENT
                                            CORPORATION

                             By:        /s/ GERRY C. QUINN
                                            Gerry C. Quinn
                                            Executive Vice President

                             SIGNED:        THE ERIN MILLS INVESTMENT
                                            CORPORATION

                             By:        /s/ GERRY C. QUINN
                                            Gerry C. Quinn
                                            President

                             SIGNED:        ERIN MILLS INTERNATIONAL
                                            INVESTMENT CORPORATION

                             By:        /s/ STEPHEN L. GREAVES
                                            Stephen L. Greaves
                                            General Manager

CUSIP 431263 10 2                        13D                 Page 13 of 16 Pages

                                   SCHEDULE I

             Information Concerning Executive Officers and Directors
                   of The Erin Mills Development Corporation,
                   The Erin Mills Investment Corporation, and
                Erin Mills International Investment Corporation.

        Unless otherwise indicated, the business address of each individual and corporation listed below is 7501 Keele Street, Suite 500, Concord, Ontario L4K 1Y2, Canada.
                            THE ERIN MILLS DEVELOPMENT CORPORATION

      NAME AND                                                        PRINCIPAL EMPLOYMENT
  BUSINESS ADDRESS                     POSITION                           AND EMPLOYER
Mr. Marco Muzzo                    Director and President         President of EMDC and
                                   of EMDC                        Chairman of the Board
                                                                  of TEMIC

Mr. John Daniels                   Director and Vice              Vice President of EMDC
                                   President of EMDC              and TEMIC

Mr. Alfredo DeGasperis             Director and Vice              Vice President of EMDC
                                   President of EMDC              and TEMIC

Mr. Peter Daniels                  Director and Vice              Vice President of EMDC
                                   President of EMDC              and TEMIC

Ms. Elly Reisman                   Director and Vice              Vice President of EMDC
                                   President of EMDC              and TEMIC

Mr. Larry Robbins                  Director and Secretary         Secretary of EMDC and
                                   of EMDC                        TEMIC

Mr. Rudolph Bratty                 Director and Treasurer         Treasurer of EMDC and
                                   of EMDC                        TEMIC

Mr. Gerry C. Quinn                 Executive Vice President       President of TEMIC and
                                   of EMDC                        Executive Vice President
                                                                  of EMDC

CUSIP 431263 10 2                      13D                   Page 14 of 16 Pages

                      THE ERIN MILLS INVESTMENT CORPORATION

      NAME AND                                                        PRINCIPAL EMPLOYMENT
  BUSINESS ADDRESS                     POSITION                           AND EMPLOYER
Mr. Marco Muzzo                    Director and President          President of EMDC and
                                   of TEMIC                        Chairman of the Board
                                                                   of TEMIC

Mr. John Daniels                   Director and Vice               Vice President of EMDC
                                   President of TEMIC              and TEMIC

Mr. Alfredo DeGasperis             Director and Vice               Vice President of EMDC
                                   President of TEMIC              and TEMIC

Mr. Peter Daniels                  Director and Vice               Vice President of EMDC
                                   President of TEMIC              and TEMIC

Ms. Elly Reisman                   Director and Vice               Vice President of EMDC
                                   President of TEMIC              and TEMIC

Mr. Larry Robbins                  Director and Secretary          Secretary of EMDC and
                                   of TEMIC                        TEMIC

Mr. Rudolph Bratty                 Director and Treasurer          Treasurer of EMDC and
                                   of TEMIC                        TEMIC

Mr. Gerry C. Quinn                 President of TEMIC              President of TEMIC and
                                                                   Executive Vice President
                                                                   of EMDC

Ms. Annalee Cohen                  Vice President                  Vice President of
                                   of TEMIC                        TEMIC

                        ERIN MILLS INTERNATIONAL INVESTMENT CORPORATION

Dr. Trevor A. Carmichael           Director, Chairman and          Chairman and Secretary of
Trident House                      Secretary of EMIIC              EMIIC
Suite 204(1)
Broad Street
Bridgetown, Barbados W.I.

CUSIP 431263 10 2                     13D                    Page 15 of 16 Pages

      NAME AND                                                        PRINCIPAL EMPLOYMENT
  BUSINESS ADDRESS                     POSITION                           AND EMPLOYER
Mr. Andrew C. Ferreira             Director and Assistant          Assistant Secretary of
Trident House                      Secretary of EMIIC              EMIIC
Suite 204(1)
Broad Street
Bridgetown, Barbados W.I.

Mr. Stephen L. Greaves             Director and General            General Manager of
Trident House                      Manager of EMIIC                EMIIC
Suite 204(1)
Broad Street
Bridgetown, Barbados W.I.

Mr. Gerry C. Quinn                 Director of EMIIC               President of TEMIC and
                                                                   Executive Vice President
                                                                   of EMDC

Ms. Annalee Cohen                  Director of EMIIC               Vice President of TEMIC

CUSIP 431263 10 2                    13D                     Page 16 of 16 Pages

                                  EXHIBIT INDEX

EXHIBIT A      Joint Filing Agreement, dated as of October 31, 1996, between the Erin Mills Development Corporation, The Erin Mills Investment
               Corporation and Erin Mills International Investment Corporation.

EXHIBIT B      Letter Agreement, dated as of October 9, 1996, by and between
               The Erin Mills Development Corporation and the Bank of Nova
               Scotia.

EXHIBIT C      Recapitalization Agreement, entered into as of September 27,
               1996, by and between HighwayMaster Communications, Inc. and the Carlyle Stockholders and the Erin Mills Stockholders (as such terms are defined in the Recapitalization Agreement).

EXHIBIT D      Amended and Restated Stockholders' Agreement, dated as of
               September 27, 1996, by and among HighwayMaster Communications,
               Inc. and each of the Stockholders identified therein.

EXHIBIT E      Form of Irrevocable Proxy, executed by Erin Mills International
               Investment Corporation.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of HighwayMaster Communications, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

        The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

        This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 31, 1996.

                                    THE ERIN MILLS DEVELOPMENT CORPORATION


                                    By:     /s/ Gerry C. Quinn
                                    Title:  Executive Vice President


                                    THE ERIN MILLS INVESTMENT CORPORATION

                                    By:     /s/ Gerry C. Quinn
                                    Title:  President


                                    ERIN MILLS INTERNATIONAL INVESTMENT
                                                   CORPORATION

                                    By:     /s/ Stephen L. Greaves
                                    Title:  General Manager

                                    EXHIBIT B

                                                              September 24, 1996

The Erin Mills Development Corporation
7501 Keele Street
Suite 500
Concord, Ontario
L4K 1Y2

Attention: Mr. R. P. Bratty, Treasurer

Dear Sir:

        Re:    Amendment of Credit Facilities in Favour of
               The Erin Mills Development Corporation

        We are pleased to advise that, subject to the negotiation and completion of a satisfactory Amended and Restated Loan Agreement, The Bank of Nova Scotia (the "Bank") will establish facilities in the aggregate amount of CDN$225,000,000 AND US$11,000,000 upon the terms and conditions as set out in the attached Term Sheet.

        It should be recognized that this Term Sheet represents an outline of the basis on which the Bank is prepared to extend financing and it is not necessarily exhaustive as to terms and conditions. The Amended and Restated Loan Agreement will contain representations, warranties, covenants, hazardous materials, indemnity and capital adequacy provisions and events of default standard to the type and amount of the credit facilities offered.

        The obligation of the Bank to continue to extend the credit facilities outlined in this Term Sheet are conditional upon no material adverse change occurring in the business or financial prospects of the Borrower and the Borrower and the Bank entering into a mutually satisfactory Amended and Restated Loan Agreement (and security documentation) on or prior to OCTOBER 30, 1996.

        If the terms and conditions as outlined on the attached Term Sheet are acceptable to you, please have the duplicate copy of this letter executed by the authorized signing officers of the company and return it to us. Upon receipt of that copy, we will forward a draft Amended and Restated Loan Agreement for your consideration.

        We reserve the right to withdraw this letter any time after OCTOBER 10, 1996 if your acceptance has not been received at that time.

                                            Yours very truly,
                                            THE BANK OF NOVA SCOTIA

                                            /s/ M.H. Hallin
                                            M. H. Hallin
                                            Senior Relationship Manager
                                            Real Estate Banking

Accepted this 9th day of October, 1996.

THE ERIN MILLS DEVELOPMENT                         THE ERIN MILLS INVESTMENT
 CORPORATION                                        CORPORATION


By:     /s/ Marco Muzzo                            By:    /s/ Marco Muzzo
        Name:  Marco Muzzo                         Name:  Marco Muzzo
        Title:  President                                 Title:  President



By:     /s/ Larry Robbins                          By:    /s/ Larry Robbins
        Name:  Larry Robbins                              Name:  Larry Robbins
        Title:  Secretary                                 Title:  Secretary


ERIN MILLS INTERNATIONAL
INVESTMENT CORPORATION


By:
        Name:
        Title:


By:     /s/ S.L. Greaves
        Name:  Stephen L. Greaves
        Title:  General Manager

Attachments

                                   TERM SHEET

                     THE ERIN MILLS DEVELOPMENT CORPORATION

Lender:             The Bank of Nova Scotia (the "Bank")

Borrower:           The Erin Mills Development Corporation (the "Borrower")

Booking Point:      North York Commercial Banking Centre


CREDIT FACILITY A (UNCHANGED)

Amount:             Up to $170,000,000 Candian, Operating.

Purpose:

                    To fund the Borrower's ongoing financing requirements for the development of its Erin Mills and Whitby projects and to facilitate the transfer of up to $22.1 million Canadian outstanding under Credit Facility B (transfer already executed). This transfer relates solely to assets acquired under Facility B which are owned directly by EMDC and no further funding of these assets are permitted under Facility A.

Availment/
 Utilization:       As per Loan Agreement dated as of March 31, 1995, Amendment dated as of December 18, 1995 and Amendment dated as of May
                    31, 1996 (currently with Borrower for acceptance).

Standby Fee:        A Standby fee of 1/4% p.a. on the unused portion of the
                    operating credit payable monthly in arrears.

Interest Rate:      The Prime Lending Rate of the Bank plus 3/4% p.a. calculated and payable monthly in arrears.

Commission:         -      Commercial Bankers' Acceptance Rate plus 3/4%.
                    -      Letters of Credit at 3/4% p.a.

Termination:        As per Loan Agreement dated as of March 31, 1995, Amendment dated as of December 18, 1995 and Amendment dated as of May 31, 1996 (currently with Borrower for acceptance).


CREDIT FACILITY B (UNCHANGED)

Amount: Up to $55,000,000 Canadian and/or U.S. dollar equivalent, Revolving Term ("R/T").

Purpose: To fund real estate related investments and asset acquisitions.

Availment/
 Utilization:       As per Loan Agreement dated as of March 31, 1995, Amendment dated as of December 18, 1995 and Amendment dated as of May
                    31, 1996 (currently with Borrower for acceptance).

Standby Fee:        A Standby Fee of 1/4% p.a. on the unused portion of the
                    revolving credit payable monthly in arrears.

Interest Rate:       -      The Prime Lending Rate of the Bank plus 1% p.a.
                            calculated and payable monthly in arrears
                            OR

                     -      LIBOR plus 2% (1, 2, 3, 6 or 12 months) OR

                     -      Base Rate Canada plus 1%.

Commission:          -      Commercial Banker's Acceptance Rate plus 1%.

                     -      Letters of Credit at 3/4% p.a.

Maturity:            -      May 31, 1997.

CREDIT FACILITY C (NEW)

Amount:             Up to $10,000,000 U. S. dollars Non-Revolving ("N/R").

Purpose: To assist in financing the operations of HighwayMaster Communication Inc., an affiliate of the Borrower.

Availment:          As per Credit Facility B. Any drawings under this
                    facility to be utilized first to repay all outstanding amounts under the carve-out facility outlined in the Amendment to the Letter Loan
                    Agreement dated as of May 31, 1996 (currently with
                    Borrower for acceptance).

Facility Fee:       $70,000 Canadian, payable upon acceptance of this
                    Term Sheet.

Standby Fee:        A Standby Fee of 1/4% p.a. on the unused portion of the N/R credit payable monthly, in arrears.

Interest Rate:      -  LIBOR plus 2% (1,2,3,6 or 12 months) OR

                    -  Base Rate Canada plus 1%.

Maturity:           May 31, 1999.

Security:           The pledge and hypothecation of all shares in HighwayMaster
                    Communications Inc. held by the Borrower, The Erin Mills
                    Investment Corporation, Erin Mills International Investment
                    Corporation and any other affiliates of the Borrower.

Special Conditions: - All pledged shares of HighwayMaster Communications Inc.
                    shall also be held as security for all the Borrower's indebtedness to the Bank.

                    - The market value of shares pledged that are not held in escrow should cover the N/R facility on a 2:1 margin at all times.

                    - The value of the pledged shares shall not be included in calculating the security margin for Credit Facilities A and B.

CREDIT FACILITY D (UNCHANGED)

Amount:             Up to $1,000,000 U.S. dollars, Non-Revolving.

Purpose:            To assist in the purchase of 5-year State of Israel Bond.

Availment:          Fully availed.

Interest Rate:      LIBOR plus 1/2% (1, 2, 3, 6, or 12 months) or Base Rate
                    Canada plus 1/2%.

Repayment:          In full by December 1, 1999.

Security:           Hypothecation of $1,000,000 U.S. dollar State of Israel
                    5-year Term Note.

THE FOLLOWING TERMS AND CONDITIONS ARE APPLICABLE TO ALL CREDIT FACILITIES:

Security:           As per Loan Agreement dated as of March 31, 1995, Amendment dated as of December 18, 1995 and Amendment dated as of May
                    31, 1996 (currently with the Borrower for acceptance).

General Conditions: - As per Loan Agreement dated as of March 31, 1995 and
                    Amendment dated as of December 18, 1995 plus the following:

                    - There shall be no payment, distribution or withdrawal of any dividend or fee (whether licensing, administrative or other fee) without the Bank's prior written approval, other than reasonable management fees payable by EMDC for services rendered up to an aggregate principal amount of $2,000,000 Canadian in each fiscal year of EMDC, to or by its shareholders, affiliates or subsidiaries.

Expenses:           All fees and expenses of the Bank including legal and
                    consulting fees in respect of negotiations, preparation and enforcement of the loan, security documentation and ongoing subsearch fees etc. are for the account of the Borrower.

Document Fee:       The Borrower shall pay to the Bank a fee of $50 for each
                    document executed by the Bank at the Borrower's request.

Reporting:          - As per Loan Agreement dated as of March 31, 1995 and
                    Amendment dated as of December 18, 1995, plus the following:

                    - Quarterly variance report (in conjunction with Security Reporting) on lot/asset sales/closings as compared to projections.

                                   EXHIBIT C

                           RECAPITALIZATION AGREEMENT

        This RECAPITALIZATION AGREEMENT (the "AGREEMENT"), entered into as of September 27, 1996, by and between HIGHWAYMASTER COMMUNICATIONS, INC., a Delaware corporation (the "COMPANY"), and each of the entities and persons listed on EXHIBIT A attached to this Agreement as Carlyle stockholders (the "CARLYLE STOCKHOLDERS") and each of the entities and persons listed on Exhibit A attached to this Agreement as Erin Mills Stockholders (the "ERIN MILLS STOCKHOLDERS").

                                   BACKGROUND

        Certain of the Carlyle Stockholders beneficially own approximately 10.3% of the issued and outstanding shares of common stock, par value $.01 per share (the "COMMON STOCK"), of the Company.

        Certain of the Erin Mills Stockholders beneficially own approximately 37.6% of the issued and outstanding shares of Common Stock.

        The Erin Mills Investment Corporation ("EMIC") is the holder of promissory notes dated August 23, 1996 and September 16, 1996 in the aggregate original principal amount of $5,000,000 (the "BRIDGE NOTES") issued pursuant to a Note Purchase Agreement dated August 23, 1996 between the Company and EMIC (the "BRIDGE NOTE AGREEMENT").

        The Erin Mills Development Corporation is the holder of 459.6 shares of Series B Preferred Stock, par value $.01 per share (the "SERIES B PREFERRED STOCK"), of the Company. The Erin Mills Investment Corporation ("EMIC") is the holder of 120.0 shares of Series B Preferred Stock. Erin Mills International Investment Corporation ("EMIIC") is the holder of 349.505 shares of Series B Preferred Stock. Robert S. Folsom is the holder of 42.85 shares of Series B Preferred Stock. Robert T. Hayes is the holder of 108.0450 shares of Series B Preferred Stock. The holders of shares of Series B Preferred Stock are collectively referred to as the "SERIES B PREFERRED STOCKHOLDERS."

        Clipper Capital Associates, L.P. is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $29,871.76 (together, "CARLYLE NOTE NO. 1") issued by the Company pursuant to the Note Exchange and Amendments Agreement dated May 26, 1995 (the "NOTE EXCHANGE AGREEMENT"). Clipper/Merban, L.P. is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $1,684,009.32 (together, "CARLYLE NOTE NO. 2") issued by the Company pursuant to the Note Exchange Agreement. Clipper/Merchant Partners, L.P. is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $1,662,712.05 (together, "CARLYLE NOTE NO. 3") issued by the Company pursuant to the Note Exchange Agreement. Carlyle-HighwayMaster Investors, L.P. is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $5,187,536.53 (together, "CARLYLE NOTE NO. 4") issued by the Company pursuant to the Note Exchange Agreement. Carlyle-HighwayMaster

Investors II, L.P. is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $488,604.30 (together, "CARLYLE NOTE NO. 5") issued by the Company pursuant to the Note Exchange Agreement. Chase Manhattan Investment Holdings, Inc. is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $1,241,756.43 (together, "CARLYLE NOTE NO. 6") issued by the Company pursuant to the Note Exchange Agreement. H.M. Rana Investments Limited is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $2,110,316 (together, "CARLYLE NOTE NO. 7") issued by the Company pursuant to the Note Exchange Agreement. Archery Partners is the holder of promissory notes dated June 28, 1995 in the original aggregate principal amount of $215,218.08 (together, "CARLYLE NOTE NO. 8") issued by the Company pursuant to the Note Exchange Agreement. The Carlyle Note No. 1, Carlyle Note No. 2, Carlyle Note No. 3, Carlyle Note No. 4, Carlyle Note No. 5, Carlyle Note No. 6, Carlyle Note No. 7 and Carlyle Note No. 8 are collectively referred to as the "CARLYLE NOTES." The holders of the Carlyle Notes are hereinafter collectively referred to as the "CARLYLE NOTEHOLDERS."

        Concurrently with the execution and delivery of this Agreement, the Company is entering into certain transactions (the "INVESTMENT TRANSACTIONS") with Southwestern Bell Wireless Holdings, Inc. (the "INVESTOR"). The Investment Transactions include, but are not limited to, (i) the issuance and sale by the Company of 1,000 shares of its Series D Participating Convertible Preferred Stock, par value $.01 per share, to the Investor pursuant to a Purchase Agreement (the "PURCHASE AGREEMENT") in exchange for a payment in the amount of $20,000,000, (ii) the execution and delivery of an Amended and Restated Stockholders' Agreement (the "STOCKHOLDERS' AGREEMENT") among the Company, the Carlyle Stockholders, the Erin Mills Stockholders, the Investor and certain other stockholders of the Company, (iii) the agreement on the part of the Investor to provide certain services to the Company pursuant to a Technical Services Agreement (the "TECHNICAL SERVICES AGREEMENT") and (iv) the issuance by the Company to the Investor of 5,000,000 warrants to purchase shares of Common Stock evidenced by a Warrant Certificate (the "WARRANT CERTIFICATE"). The Purchase Agreement, the Stockholders' Agreement, the Technical Services Agreement, and the Warrant Certificate are collectively referred to as the "INVESTMENT DOCUMENTS." Copies of the Investment Documents have been provided by the Company to each of the other parties to this Agreement.

        In order, among other things, to induce the Investor to enter into the Investment Transactions, (i) Erin Mills International Investment Corporation ("EMIIC") and The Erin Mills Development Corporation ("EMD") are willing to invest $8,000,000 and $2,000,000, respectively, in cash in Common Stock; (ii) the Series B Preferred Stockholders are willing to exchange the shares of Series B Preferred Stock owned by them for shares of Common Stock on the basis described in this Agreement; and (iii) the Carlyle Noteholders are willing to exchange the Carlyle Notes for shares of Common Stock on the basis described in this Agreement, in each case upon the terms and conditions set forth in this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

        SECTION 1.  RECAPITALIZATION.

        (a) Concurrently with the execution and delivery of this Agreement, the Company will repay in full the principal amount of, and all interest accrued on, the Bridge Notes and EMIC will surrender the Bridge Notes to the Company for cancellation.

        (b) Concurrently with the execution and delivery of this Agreement, the Company will issue, sell, and deliver (against payment of the A Purchase Price (as defined below)) to EMIIC and EMD, and EMIIC and EMD will purchase, accept, and receive from the Company, 640,000 and 160,000 shares, respectively, of Common Stock, free and clear of all liens, claims and encumbrances. The purchase price (the "A PURCHASE PRICE") for such shares of Common Stock to be paid by EMIIC and EMD will be $8,000,000 and $2,000,000, respectively, which will be paid to the Company in immediately available funds on the date of this Agreement.

        (c) Concurrently with the execution and delivery of this Agreement, the Company will issue, sell and deliver (against payment of the B Purchase Price (as defined below)) to the several Erin Mills Stockholders set forth on EXHIBIT B attached to this Agreement, and such Erin Mills Stockholders severally will purchase, accept and receive from the Company, the number of shares of Common Stock set forth opposite their names on such exhibit (the "B STOCK"), free and clear of all liens, claims and encumbrances. The purchase price (the "B PURCHASE PRICE") for the B Stock will be paid by the several Erin Mills Stockholders on the date of this Agreement by surrender to the Company of the number of shares of Series B Preferred Stock set forth on EXHIBIT B attached to this Agreement, duly endorsed in blank or accompanied by duly executed blank stock powers, which shares will be free and clear of all liens, claims, and encumbrances.

        (d) Concurrently with the execution and delivery of this Agreement, the Company will issue, sell, and deliver (against payment of the C Purchase Price (as defined below)) to the Carlyle Noteholders, and the Carlyle Noteholders severally will purchase, accept and receive from the Company, the number of shares of Common Stock determined by dividing (i) the sum of the principal amount of the Carlyle Notes held by each Carlyle Noteholder as set forth in the recitals to this Agreement and the amount of interest accrued and unpaid on each Carlyle Note set forth on EXHIBIT C hereto (the "EXCLUDED INTEREST") by (ii) $12.50 (the "C SHARES"), free and clear of all liens, claims, and encumbrances. The purchase price (the "C PURCHASE PRICE") for the C Shares will be paid by the several Carlyle Stockholders on the date of this Agreement by surrender to the Company of each of the Carlyle Notes for cancellation, which notes will be free and clear of all liens, claims, and encumbrances. No fractional shares or scrip representing fractional shares will be issued upon the exchange of the Carlyle Notes for the C Shares in accordance with this SECTION 1(d). If any such exchange would require the issuance of a fractional share, an amount equal to such fraction multiplied by the Closing Price (as defined below) of the Common Stock on the trading day immediately preceding the date of this Agreement will be paid to the holder in cash by the Company. In addition, concurrently with the execution and delivery of this Agreement, the Company will pay to the Carlyle Noteholders in cash on the date hereof all accrued and unpaid interest on the Carlyle Notes, other than the Excluded Interest. As used herein, the term "Closing Price" shall mean on any day the reported last sale price per share of Common Stock regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way, in each case on the New York Stock Exchange, or, if the shares of Common Stock are not listed or admitted to trading on such Exchange, the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the closing bid and asked prices quoted on the Nasdaq National Market, or, if not so quoted, the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the corporation for that purpose.

        (e) The closing of the transactions provided for in this SECTION 1 (the "CLOSING") will take place at the offices of the Company (or at such other place as is specified by the Company) on the date of this Agreement.

        SECTION 2. TERMINATED DOCUMENTS. Effective upon the execution and delivery of this Agreement and without any other action, each of the Carlyle Stockholders and the Erin Mills Stockholders, severally and not jointly, hereby
(a) agrees that the Terminated Documents (as defined below) will terminate and be of no further force and effect and that it will have no further rights thereunder; and (b) represents and warrants with respect to itself that it has not transferred any of its rights or interests under or in respect of the Terminated Documents and that such party has the sole right, capacity, and exclusive authority to terminate its rights under the Terminated Documents. As used in this Agreement, the term "TERMINATED DOCUMENTS" means (i) the Subscription Agreement dated as of February 4, 1994 by and among the Company (formerly known as HM Holding Corporation) and the other parties named in such agreement, as amended to the date of this Agreement; (ii) the Bridge Note and the Bridge Note Agreement; and (iii) the Carlyle Notes.

        SECTION 3. INVESTMENT INTENT. Each of the Carlyle Stockholders and the Erin Mills Stockholders hereby severally and not jointly represents and warrants to the Company that the shares of Common Stock to be acquired by such party pursuant to this Agreement are to be acquired for the such party's own account for investment and not with a view to, or for resale in connection with, any distribution of such shares within the meaning of the Securities Act of 1933, as amended (the "SECURITIES ACT").

        SECTION 4. INVESTOR STATUS. In connection with the purchase of the shares of Common Stock, each of the Erin Mills Stockholders and the Carlyle Stockholders hereby severally and not jointly represents and warrants to the Company with respect to itself as follows:

        (a) Such party acknowledges that the shares of Common Stock are not registered under the Securities Act or any applicable state securities law, and that such shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to such state securities laws and regulations as may be applicable.

        (b) Such party is knowledgeable, sophisticated, and experienced in business and financial matters of the type contemplated by this Agreement and is able to bear the economic risks associated with its investment in the Company. Such party has been afforded access to information regarding the Company and its subsidiaries and their respective financial condition, operating results, properties, liabilities, operations, and management sufficient to enable it to evaluate the risks and merits of its investment in the Company.

        SECTION 5. OTHER REPRESENTATIONS OF THE ERIN MILLS STOCKHOLDERS. Each of the Erin Mills Stockholders hereby further severally and not jointly represents and warrants to the Company with respect to itself as follows:

        (a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by such Erin Mills Stockholder. This Agreement has been duly executed by such Erin Mills Stockholder and constitutes a valid and binding obligation of such Erin Mills Stockholder, enforceable in accordance with its terms.

        (b) The execution, delivery, and performance by such Erin Mills Stockholder of this Agreement and the consummation of the transactions contemplated by this Agreement: (i) is within such Erin Mills Stockholder's corporate or partnership power and authority and has been duly authorized by all necessary corporate or partnership action on the part of such Erin Mill Stockholder, as appropriate; (ii) does not and will not conflict with or contravene the terms of or require any consent, authorization, or approval pursuant to such Erin Mills Stockholder's certificate of incorporation or bylaws, partnership agreement or similar organizational document; (iii) does not and will not violate, conflict with, or result in any breach or contravention of or require any consent, authorization, approval, exemption, or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency or other person pursuant to (A) any material agreement, lease, or contract of such Erin Mills Stockholder, or (B) any applicable statute or any rule or regulation of any governmental authority or any order or decree applicable to such Erin Mills Stockholder.

        SECTION 6. OTHER REPRESENTATIONS OF THE CARLYLE STOCKHOLDERS. Each of the Carlyle Stockholders hereby further severally and not jointly represents and warrants to the Company with respect to itself as follows:

        (a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by such Carlyle Stockholder. This Agreement has been duly executed by such Carlyle Stockholder and constitutes a valid and binding obligation of such Carlyle Stockholder, enforceable in accordance with its terms.

        (b) The execution, delivery, and performance by such Carlyle Stockholder of this Agreement and the consummation of the transactions contemplated by this
Agreement: (i) is within such Carlyle Stockholder's corporate or partnership power and authority and has been duly authorized by all necessary corporate or partnership action on the part of such Carlyle Stockholder, as appropriate; (ii) does not and will not conflict with or contravene the terms of or require any consent, authorization, or approval pursuant to such Carlyle Stockholder's certificate of incorporation or bylaws, partnership agreement or similar organizational document; (iii) does not and will not violate, conflict with, or result in any breach or contravention of or require any consent, authorization, approval, exemption, or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency or other person pursuant to (A) any material agreement, lease, or contract of such Carlyle Stockholder, or (B) any applicable statute or any rule or regulation of any governmental authority or any order or decree applicable to such Carlyle Stockholder.

        SECTION 7. REPRESENTATIONS OF THE COMPANY. The Company hereby represents and warrants to each of the Carlyle Stockholders and the Erin Mills Stockholders as follows:

        (a) The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the Company. This Agreement has been duly executed by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms. All outstanding shares of the Company's capital stock are, and the shares of Common Stock to be issued to the several Carlyle Stockholders and Erin Mills Stockholders will be upon such issuance and receipt by the Company of payment therefor, duly authorized, fully paid, and nonassessable. The offer, sale, and issuance of the Common Stock to the several Carlyle Stockholders and the Erin Mills Stockholders under this Agreement do not require registration under the Securities Act or any applicable state securities laws or blue sky laws, assuming that all representations made by the Carlyle Stockholders and the Erin Mills Stockholders in SECTIONS 3 and 4 are true.

        (b) Each of the representations made by the Company in Section 3 of the Purchase Agreement is true and correct and is incorporated by this reference into this Agreement, except that (i) the Company makes no representation to the Erin Mills Stockholders or the Carlyle Stockholders as to the matters set forth in the first two sentences of Section 3(b)(iii) or in Section 3(b)(iv) of the Purchase Agreement; and (ii) each reference to "prejudice in any material respect the rights of the Investor under any of the Transaction Documents" will be deemed to read as "prejudice in any material respect the rights of the Carlyle Stockholders or the Erin Mills Stockholders under this Agreement."

        SECTION 8.  SURVIVAL AND INDEMNIFICATION.

        (a) SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS, AND AGREEMENTS; KNOWLEDGE OF BREACH. Notwithstanding any otherwise applicable statute of limitation, the representations and warranties of the Company included or provided for in this Agreement will survive the execution and delivery of this Agreement until the expiration of nine months after the receipt by the Erin Mills Stockholders and the Carlyle Stockholders of audited consolidated financial statements for the Company, as of and for the year ending December 31, 1996, together with a report thereon by the Company's independent public accountants; PROVIDED, HOWEVER, that any representation, warranty, covenant, or agreement contained in Sections 3(j) and 3(n) of the Purchase Agreement and incorporated by reference in this Agreement will survive the execution and delivery of this Agreement until the expiration of the applicable statute of limitations (including any waivers or extensions thereof) with respect to such matters; PROVIDED, FURTHER, that the provisions of this SECTION 8 will constitute the exclusive remedy on the part of the Erin Mills Stockholders and the Carlyle Stockholders in respect of a breach of the representations and warranties of the Company contained in this Agreement. The covenants and other agreements contained in this Agreement will survive the execution and delivery of this Agreement until the date or dates specified in such covenant or agreement or the expiration of the applicable statute of limitations (including any waivers or extensions thereof) with respect to such matters, whichever is later. In no event will the Company be liable (i) to the Carlyle Stockholders for any breach of the representations, warranties, covenants, and agreements included or provided for in this Agreement or other document delivered pursuant to this Agreement, unless and until all claims for which aggregate damages are recoverable under this Agreement by the Carlyle Stockholders exceed the product of (x) $250,000 and (y) a fraction the numerator of which is the total numbers of shares of Common Stock issued to the Carlyle Stockholders pursuant to this Agreement and the denominator is the total number of shares issued by the Company pursuant to this Agreement (the "CARLYLE STOCKHOLDER DEDUCTIBLE") or (ii) to the Erin Mills Stockholders for any breach of the representations, warranties, covenants, and agreements included or provided for in this Agreement or other document delivered pursuant to this Agreement, unless and until all claims for which aggregate damages are recoverable under this Agreement by the Erin Mills Stockholders exceed the product of (x) $250,000 and (y) a fraction the numerator of which is the total numbers of shares of Common Stock issued to the Erin Mills Stockholders pursuant to this Agreement and the denominator is the total number of shares issued by the Company pursuant to this Agreement (the "ERIN MILLS STOCKHOLDER DEDUCTIBLE"), in which case such party will be entitled to damages equal to such excess, but, in the case of the Carlyle Stockholders and the Erin Mills Stockholders, not more than the purchase price paid by such party for the Common Stock acquired under this Agreement by such party plus the charges and expenses (including reasonable attorneys' fees and expenses) incurred by such party sustaining such damages in connection with this Agreement and the transactions contemplated hereby;

        (b) INDEMNIFICATION. For a period commencing on the date of this Agreement and ending, as the case may be, upon the expiration of the periods specified in SECTION 8(a), the Company, on the one hand, and each Erin Mills Stockholder or Carlyle Stockholder, as applicable, on the other, (the "INDEMNIFYING PARTY"), will, subject to the limitations set forth in SECTION 8(a), indemnify the Erin Mills Stockholders or the Carlyle Stockholders, on the one hand, or the Company on the other, as the case may be (the "INDEMNIFIED PARTY"), against and in respect of all losses, damages, liabilities, costs, and expenses (including reasonable attorneys' fees and expenses) incurred in investigating, preparing or defending any claims covered by this SECTION 8(b) sustained or incurred arising out of any breaches by such Indemnifying Party of its representations, warranties, covenants, and agreements set forth in this Agreement (it being understood and agreed that no Carlyle Stockholder or Erin Mills Stockholder shall be obligated to indemnify the Company pursuant to this SECTION 8(b) as a result of a breach of any representation, warranty, covenant, or agreement on the part of any other party hereto). The indemnification provided for by this SECTION 8(b) will apply notwithstanding any investigation made by or on behalf of any party. Any payments pursuant to this SECTION 8(b) will be treated as an adjustment to the purchase price for all tax purposes.

        (c) METHOD OF ASSERTING CLAIMS. In the event that an Indemnified Party shall assert a claim for indemnity under this SECTION 8, (i) the Indemnified Party will promptly after the receipt of notice of the commencement of any action, investigation, claim, demand or other proceeding by a third party against such Indemnified Party in respect of which indemnity may be sought from any Indemnifying Party under this Section 8, notify the Indemnifying Party in writing of the commencement thereof or (ii) if the claim is other than such a third party claim, the Indemnified Party will notify the Indemnifying Party promptly following its discovery of the facts or circumstances giving rise thereto; PROVIDED, that in either case (i) or (ii), no such notice need be provided by the Company to an Indemnifying Party who is a Carlyle Stockholder or an Erin Mills Stockholder if the Carlyle Stockholder Deductible or Erin Mills Stockholder Deductible, as applicable, has not been exceeded and will not be exceeded by such claim or demand and the omission of the Indemnified Party to so notify such Indemnifying Party of any such action will not relieve such Indemnifying Party from any liability that it may have to such Indemnified Party under this SECTION 8(c) unless, and only to the extent that, such omission prejudices the ability of the Indemnifying Party to defend such action, investigation, claim, demand, or other proceeding or to reduce or mitigate its liability under this SECTION 8, whether as a result of the forfeiture of substantive rights or defenses or otherwise. In case any such action, claim, or other proceeding is brought against the Indemnified Party such Indemnified Party will notify the applicable Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment, PROVIDED that the Deductible has been or will be exceeded; PROVIDED, FURTHER, that the Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action, claim or proceeding in which both the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, is, or is reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party's expense and to control its own defense of such action, claim or proceeding if, in the reasonable opinion of counsel to such Indemnified Party, a conflict or potential conflict exists between the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, that would prevent the representation of the Indemnified Party by counsel selected by and subject to the control of the Indemnifying Party under applicable law or codes of professional responsibility. Each of the Company, the Erin Mills Stockholders, and the Carlyle Stockholders agrees that it will not, without the prior written consent of the Indemnified Party, settle, compromise, or consent to the entry of any judgment in any pending or threatened claim, action, or proceeding relating to the matters contemplated by this SECTION 8 (if the Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise, or consent includes an unconditional release of the Indemnified Party from all liability arising or that may arise out of such claim, action or proceeding.

        SECTION 9.  COVENANTS.

        (a) INSPECTION RIGHTS. The Company will permit, and cause its subsidiaries to permit, the representatives designated by the Erin Mills Stockholders and the Carlyle Stockholders so long as (i) the Erin Mills Stockholders and the Carlyle Stockholders and their affiliates together beneficially own 1,600,000 shares of Common Stock or (ii) the representation and warranties of the Company set forth in this Agreement survive, upon reasonable notice and during normal business hours, to (x) visit and inspect any of the properties of the Company and its subsidiaries, (y) examine the corporate and financial records of the Company and its subsidiaries and to make copies thereof, and (z) discuss the affairs, finances and accounts of any such entities with the directors, officers, key employees, and (with the prior consent of the Company, which will not be unreasonably withheld) independent accountants of the Company and its subsidiaries.

        (b) CONFIDENTIALITY. Each of the Erin Mills Stockholders and the Carlyle Stockholders will hold in confidence all information and data obtained by it from the Company or its subsidiaries (whether in connection with the negotiation of the transactions contemplated by this Agreement, pursuant to SECTION 9(a) or otherwise) and will not disclose such information to any person or entity without the prior written consent of the Company (except that the Erin Mills Stockholders and the Carlyle Stockholders may disclose such information to their affiliates, directors, officers, and other representatives who require access to such information in order to enable them to exercise their rights under this Agreement or for any other proper purpose contemplated thereby and who agree to be subject to the restrictions set forth in this SECTION 9(b)); PROVIDED, HOWEVER, that the provisions of this SECTION 9(b) will not apply to any information or data that can be shown (i) to be generally available to the public through no fault of such party or its affiliates, directors, officers, and other representatives or (ii) to have been lawfully obtained by the Erin Mills Stockholders or the Carlyle Stockholders from other sources not subject to a confidentiality obligation to the Company.

        SECTION 10. APPLICABLE LAW. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

        SECTION 11. PARTIES IN INTEREST; ASSIGNMENT. This Agreement will be binding on and will inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. No party may assign this Agreement or its rights and benefits under this Agreement or delegate and duties under this Agreement to any other person or entity without the prior written consent of the other parties.

        SECTION 12. AMENDMENT; WAIVER. The provisions of this Agreement may be amended only by a written instrument executed by each of parties to this Agreement, and compliance with the provisions of this Agreement may be waived only by a written instrument executed by each party entitled to the benefits of such provision. No failure on the part of any party to exercise any right, power, or privilege granted under this Agreement will operate as a waiver of such right, power, or privilege, nor will any single or partial exercise of such right, power, or privilege preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power or privilege granted under this Agreement.

        SECTION 13. FURTHER ASSURANCES. Each party agrees to do, or cause to be done, such further acts and to execute and deliver, or to cause to be executed and delivered, such further agreements, instruments, certificates, and other documents as may be necessary or appropriate to effectuate and carry out the purposes of this Agreement.

        SECTION 14. NOTICES AND OTHER COMMUNICATIONS. All notices and other communications under this Agreement will be in writing and will be given by delivery in person, by registered or certified mail (return receipt requested and with postage prepaid thereon) or by cable, telex or facsimile transmission to the parties at the following addresses (or at such other address as either party will have furnished to the other in accordance with the terms of this
SECTION 14):

if to the Company, to:

HighwayMaster Communications, Inc.
16479 Dallas Parkway
Suite 710
Dallas, Texas 75248
Attention: William C. Kennedy, Jr.

if to any of the Erin Mills Stockholders, to:

Erin Mills International Investment Corporation
Trident House, Suite 204(a)
Broad StreetBridgetown, Barbados
West Indies
Attention: Stephen Greaves

if to any of the Carlyle Stockholders (except for the Carlyle Stockholders that are Clipper Stockholders (as defined in the Stockholders' Agreement)), to:

The Carlyle Group, L.P.
1001 Pennsylvania Avenue
Suite 220 South
Washington, D.C. 20004-2505
Attention: Mark D. Ein

if to any Clipper Stockholders, to:

The Clipper Group, L.P.
12 East 49th Street
New York, New York 10017
Attention: Daniel V. Cahillane

        All notices and other communications under this Agreement that are addressed as provided in or pursuant to this SECTION 14 will be deemed duly and validly given (a) if delivered in person, upon delivery, (b) if delivered by registered or certified mail (return receipt requested and with postage paid thereon), 72 hours after being placed in a depository of the United States mails; and (c) if delivered by cable, telex, or facsimile transmission, upon transmission thereof and receipt of the appropriate answer back.

        SECTION 15. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding of the parties to this Agreement with respect to the subject matter of this Agreement and supersedes any prior or contemporaneous oral and prior written agreements or understandings between the parties with respect to the subject matter of this Agreement.

        SECTION 16. HEADINGS. The section headings contained in this Agreement are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

        SECTION 17. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

        SECTION 18. NO GROUP OR BENEFICIAL OWNERSHIP. Nothing in this Agreement will be deemed to constitute any party to this Agreement as member of a "group" for the purposes of the Securities Exchange Act of 1934, as amended, or to be an admission that any party to this Agreement beneficially owns any of the securities of any other party to this Agreement.

        SECTION 19. EXPENSES. The Company will (i) reimburse each of the Carlyle Stockholders and the Erin Mills Stockholders for stamp and other stock issuance or similar taxes that may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery, or acquisition of any shares of Common Stock to be issued under this Agreement (but excluding any income or similar state of federal taxes).

        Except as otherwise expressly provided in this Agreement, the parties will bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries, and independent accountants) incurred in connection with this Agreement and the transactions contemplated by this Agreement or the Investment Documents.

        SECTION 20. LIMITATION ON COMPANY REPRESENTATIONS. Notwithstanding any provision of this Agreement to the contrary, the Company makes no representation or warranty, and will have no obligation to indemnify or liability for damages for, any matter to the extent that the material facts with respect to such matter are known to any Carlyle Stockholders or Erin Mills Stockholders as of the date of this Agreement.

                [REMAINDER OF PAGE INTENTIONALLY BLANK]

        IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the date first above written.

                              HIGHWAYMASTER COMMUNICATIONS, INC.

                              By: /s/ WILLIAM C. SAUNDERS
                              Name:   William C. Saunders
                              Title:  President

                              CLIPPER CAPITAL ASSOCIATES, L.P.

                              By:  CLIPPER CAPITAL ASSOCIATES, INC.
                              Its:  General Partner

                              By: /s/ DANIEL V. CAHILLANE
                              Name:   Daniel V. Cahillane
                              Title:  Treasurer & Secretary

                              CLIPPER/MERBAN, L.P.

                              By:     CLIPPER CAPITAL ASSOCIATES, L.P.
                              Its:    General Partner

                              By:     CLIPPER CAPITAL ASSOCIATES, INC.
                              Its:    General Partner

                              By: /s/ DANIEL V. CAHILLANE
                              Name:   Daniel V. Cahillane
                              Title:  Treasurer & Secretary

                              CLIPPER/MERCHANT PARTNERS, L.P.

                              By:     CLIPPER CAPITAL ASSOCIATES, L.P.
                              Its:    General Partner

                              By:     CLIPPER CAPITAL ASSOCIATES, INC.
                              Its:    General Partner

                              By: /s/ DANIEL V. CAHILLANE
                              Name:   Daniel V. Cahillane
                              Title:  Treasurer & Secretary

                              CARLYLE-HIGHWAYMASTER INVESTORS, L.P.

                              By:     T.C. GROUP, L.L.C.
                              Its:    General Partner

                              By: /s/ MARK D. EIN
                              Name:   Mark D. Ein
                              Title:  Vice-President of Managing Member
                                      of TC Group

                              CARLYLE-HIGHWAYMASTER INVESTORS II, L.P.

                              By:     T.C. GROUP, L.L.C.
                              Its:    General Partner

                              By: /s/ MARK D. EIN
                              Name:   Mark D. Ein
                              Title:  Vice-President of Managing Member
                                      of TC Group

                              CHASE MANHATTAN INVESTMENT
                                 HOLDINGS, INC.

                              By: /s/ JEFFREY C. WALKER
                              Name:   Jeffrey C. Walker
                              Title:  Chief Executive Officer

                              H.M. RANA INVESTMENTS LIMITED

                              By:

                              By: /s/ FAHAD A. ALMUBARAK
                              Name:   Fahad A. Almubarak

                              Title:   President

                              ARCHERY PARTNERS

                              By:
                              Its:     General Partner

                              By: /s/ JEFFREY C. WALKER
                              Name:   Jeffrey C. Walker
                              Title:  Managing Partner

                              THE ERIN MILLS INVESTMENT
                                   CORPORATION

                              By: /s/ G. C. QUINN
                              Name:   G. C. Quinn
                              Title:  President

                              THE ERIN MILLS DEVELOPMENT
                                   CORPORATION

                              By: /s/ G. C. QUINN
                              Name:   G. C. Quinn
                              Title:  Executive Vice-President

                              ERIN MILLS INTERNATIONAL INVESTMENT
                                   CORPORATION

                              By: /s/ S. L. GREAVES
                              Name:   Stephen L. Greaves
                              Title:  General Manager

                              /s/ ROBERT T. HAYES by Douglas Dunlap
                                  ATTORNEY-IN-FACT
                                  Robert T. Hayes

                              /s/ ROBERT S. FOLSOM by Haddon O. Winkler
                                  ATTORNEY-IN FACT
                                  Robert S. Folsom

                                    EXHIBIT A

1.   CARLYLE STOCKHOLDERS.

                              Clipper Capital Associates, L.P.
                              Clipper/Merban, L.P.
                              Clipper/Merchant Partners, L.P.
                              Carlyle-HighwayMaster Investors, L.P.
                              Carlyle-HighwayMaster Investors II, L.P.
                              Chase Manhattan Investment Holdings, Inc.
                              H.M. Rana Investments Limited
                              Archery Partners

2.   ERIN MILLS STOCKHOLDERS.

                              The Erin Mills Investment Corporation
                              The Erin Mills Development Corporation
                              Erin Mills International Investment Corporation Robert T. Hayes
                              Robert S. Folsom

                                    EXHIBIT B

                                                          NUMBER OF SHARES
                                     NUMBER OF SHARES     OF SERIES B
                                     OF B STOCK TO BE     PREFERRED STOCK TO BE
     NAME                            RECEIVED             SURRENDERED

The Erin Mills Development .........   367,680                459.6
  Corporation

The Erin Mills Investment ..........    96,000                120.0
  Corporation

Erin Mills International ...........   279,604                349.505
  Investment Corporation

Robert T. Hayes ....................    86,436                108.0450

Robert S. Folsom ...................    34,280                 42.85
                                       -------              ----------
      TOTALS .......................   864,000                 1,080
                                       =======              ==========

                                    EXHIBIT C

NAME                                                 EXCLUDED INTEREST
----                                                 -----------------
Clipper Capital Associates, L.P. ............        $      148.96
Clipper/Merban, L.P. ........................             8,396.97
Clipper/Merchant Partners, L.P. .............             8,290.78
Carlyle-HighwayMaster Investors, L.P. .......            25,866.62
Carlyle-HighwayMaster Investors II, L.P. ....             2,436.33
Chase Manhattan Investment Holdings, Inc. ...             6,191.77
H.M. Rana Investments Limited ...............            10,522.67
Archery Partners ............................             1,282.93
                                                          --------
                                                     $   63,137.03
                                                     =============

                                    EXHIBIT D

                       HIGHWAYMASTER COMMUNICATIONS, INC.

                              AMENDED AND RESTATED
                             STOCKHOLDERS' AGREEMENT

                                   DATED AS OF

                               SEPTEMBER 27, 1996

                               TABLE OF CONTENTS

                 AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT
                                                                          Page

      Section 1.  DEFINITIONS..............................................  2

      Section 2.  THE RECAPITALIZATION; AMENDMENT OF CERTIFICATE OF
                  INCORPORATION............................................  5

      Section 3.  TRANSFER OF SECURITIES...................................  6

      Section 4.   REGISTRATION RIGHTS.....................................  8

      Section 5.  GOVERNANCE............................................... 22

      Section 6.  MISCELLANEOUS............................................ 28

                             AMENDED AND RESTATED
                            STOCKHOLDERS' AGREEMENT

      This AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT ("AGREEMENT"), dated as of September 27, 1996, amends and restates in its entirety that Stockholders' Agreement, dated as of February 4, 1994 (the "Original Agreement"), by and among HIGHWAYMASTER COMMUNICATIONS, INC., a Delaware corporation (previously named HM HOLDING CORPORATION) (the "COMPANY"), and the other Persons (as hereinafter defined) identified in Appendix A hereto, as the Original Agreement has been amended by the amendments and addenda set forth in Appendix B hereto, adds an additional party hereto, Southwestern Bell Wireless Holdings, Inc., a Delaware corporation ("SBW") and provides that the Persons identified in Appendix C hereto shall no longer be parties hereto.

                                   RECITALS:

      A. Simultaneously with the execution hereof, SBW is acquiring certain shares of Series D Preferred Stock (as hereinafter defined) of the Company pursuant to the Purchase Agreement dated as of the date hereof, by and between the Company and SBW (the "PURCHASE AGREEMENT") and agreeing to provide certain services to the Company pursuant to a separate technical services agreement.

      B. Certain of the parties hereto have effected, or agreed to effect, the Recapitalization reflected in Sections 2(a), (b) and (c) hereof.

      C. Pursuant to Section 7(h) of the Original Agreement with respect to the terms hereof generally and Section 4(k) of the Original Agreement with respect to the registration rights provisions, holders of a sufficient number of Shares (as hereinafter defined) have executed this Agreement thereby amending and restating the Original Agreement, as amended to date, in its entirety as set forth herein, for the purpose of regulating certain aspects of the Stockholders' relationships with regard to each other and the Company.

      D. Immediately after the execution hereof, the Stockholders (as hereinafter defined) will consist of (i) Carlyle HighwayMaster Investors, L.P., Carlyle HighwayMaster Investors II, L.P., H.M. Rana Investments Limited, TC Group, L.L.C., Mark D. Ein, Chase Manhattan Investment Holdings, Inc. and Archery Partners (the "CARLYLE ENTITIES"), (ii) Clipper/Merban, L.P., Clipper/Merchant Partners, L.P. and Clipper Capital Associates, L.P. (the "CLIPPER ENTITIES"), (iii) Erin Mills International Investment Corporation, The Erin Mills Investment Corporation and The Erin Mills Development Corporation (the "ERIN MILLS COMPANIES"), (iv) William C. Kennedy, Jr., Donald M. Kennedy, William C. Saunders, Robert S. Folsom and Robert T. Hayes and (v) SBW.

      E. Simultaneously with the execution hereof, the Company is issuing to SBW a warrant certificate for warrants (the "Warrants") for 5,000,000 shares of Common Stock (as hereinafter defined) in consideration for SBW entering into the transactions contemplated by the Purchase Agreement and the other Transaction Documents (as hereinafter defined).

                                  AGREEMENT:

      NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the Company and Stockholders agree as follows:

      Section 1.  DEFINITIONS.

      As used herein, the following terms shall have the following meanings:

      "AFFILIATE" of any specified person or entity means any person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with such person or entity.

      "ANTI-TAKEOVER PROVISION" shall have the meaning set forth in Section 5(g) hereto.

      "BENEFICIALLY OWN" (and correlative terms) means, with respect to any shares of Common Stock or other securities, to be entitled, directly or indirectly through one or more intermediaries, to all material incidents of ownership with respect to such securities, including, but not limited to, (i) the right to vote such securities (in the case of voting securities), (ii) subject to any transfer restrictions, the right to dispose of such securities and to receive any proceeds realized from the disposition thereof and (iii) the right to receive any dividends and other distributions with respect to such securities.

      "BY-WORD STOCKHOLDER" means each of William C. Kennedy, Jr., Donald M. Kennedy, William C. Saunders, Robert T. Hayes and Robert S. Folsom.

      "CARLYLE ENTITIES" shall have the meaning set forth in the Recitals hereto.

      "CARLYLE STOCKHOLDER" means each of the Carlyle Entities and any Permitted Assign (as hereinafter defined) who acquires shares of Common Stock directly or indirectly from a Carlyle Stockholder and who executes a supplemental agreement as contemplated in Section 6(b) hereof, in his, her or its capacity as a holder of Common Stock.

      "CLASS B COMMON STOCK" means the new class of Company Common Stock, par value $0.01 per share, to be authorized as contemplated in Section 2(e) hereof, the terms of which are set forth on Exhibit B to the Purchase Agreement.

      "CLIPPER ENTITIES" shall have the meaning set forth in the Recitals hereto.

      "CLIPPER STOCKHOLDER" means each of the Clipper Entities.

      "COMMISSION" means the Securities and Exchange Commission.

      "COMMON STOCK" means the Common Stock, par value $.01 per share, of the Company and any other capital stock of the Company into which such Common Stock is reclassified or reconstituted.

      "COMPANY COMMON STOCK" means the Common Stock and the Class B Common
Stock.

      "DEMAND REGISTRATION" shall have the meaning set forth in Section 4(b) hereof.

      "DIRECTOR" means a member of the Board of Directors of the Company.

      "ERIN MILLS COMPANIES" shall have the meaning set forth in the Recitals hereto.

      "ERIN MILLS STOCKHOLDER" means each of the Erin Mills Companies and any Permitted Assign who acquires shares of Common Stock directly or indirectly from an Erin Mills Company and who executes a supplemental agreement as contemplated in Section 6(b) hereof and, solely for purposes of Section 4 hereof, Robert S. Folsom and Robert T. Hayes, in each case in his, her or its capacity as a holder of Common Stock.

      "EXCLUDED OPTIONS" means options, warrants, rights or obligations to acquire Common Stock issued by any Person other than the Company.

      "EXCLUDED RELATED PARTY" means, with respect to any Stockholder, a Related Party of such Stockholder which either (i) is a natural person or (ii) is not an Affiliate of such Stockholder.

      "EXEMPT TRANSFER" shall mean the meaning set forth in Section 3(d) hereof.

      "EXISTING LINE OF BUSINESS" shall have the meaning set forth in Section 5(g) hereof.

      "INCENTIVE STOCK OPTION PLAN" means the HM Holding Corporation 1994 Incentive Stock Option Plan, as adopted by the Company's Board of Directors and as amended from time to time, providing for the grant to certain management employees of the Company and its Subsidiaries of options to purchase shares of Common Stock.

      "MAJORITY IN INTEREST" means, with respect to any specified group of Stockholders, Stockholders included in such group which hold more than fifty percent (50%) of the aggregate shares of Common Stock held collectively by such group of Stockholders on a Fully Diluted Basis (as hereinafter defined).

      "ON A FULLY DILUTED BASIS" with respect to the Company's Common Stock means on a basis that takes into account the number of shares of Common Stock which are issued and outstanding plus the number of shares of Common Stock issuable upon conversion of any outstanding Series D Preferred Stock and, once authorized and issued, Class B Common Stock or pursuant to outstanding options, warrants, rights or obligations to purchase or subscribe for shares of Common Stock or securities of the Company which are exchangeable or exercisable into shares of Common Stock as of the applicable date of determination, other than the Warrants, Excluded Options and employee stock options.

      "PERMITTED ASSIGN" shall have the meaning set forth in Section 6(b) hereof.

      "PERSON" means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity or department, agency or political subdivision thereof.

      "PIGGYBACK REGISTRATION" shall have the meaning set forth in Section 4(a) hereof.

      "PUBLIC TRANSFEREE" means any subsequent holder of Common Stock who acquires Shares from a Stockholder pursuant to an effective registration statement under the Securities Act (as hereinafter defined) or pursuant to Rule 144 promulgated thereunder.

      "RECAPITALIZATION AGREEMENT" means the Recapitalization Agreement, dated as of the date hereof, among the Company, certain Erin Mills Stockholders, Carlyle Stockholders and Clipper Stockholders, a copy of which is attached as Exhibit A hereto.

      "RECAPITALIZATION SHARES" shall have the meaning set forth in Section 4(c) hereof.

      "REGULATORY RELIEF" means that SBC Communications, Inc. or its Affiliates, in their sole judgment, have obtained all necessary federal and state regulatory approvals to provide landline, interLATA long-distance service pursuant to the Communications Act of 1934, as amended by The Telecommunications Act of 1996.

      "RELATED PARTY" with respect to any Stockholder means: (A) an Affiliate of such Stockholder; (B) a trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, or owners, or persons holding a controlling interest of which consist of such Stockholder and/or its Affiliates;
(C) with respect to any Stockholder who is an individual, such Stockholder's spouse, siblings, children or parents; (D) with respect to any Stockholder which is a partnership, such Stockholders' partners as of the date hereof; and (E) with respect to any Stockholder which is a corporation, such Stockholder's stockholders as of the date hereof.

      "SBW STOCKHOLDER" means SBW and any Affiliate of SBW who acquires Shares from SBW and who executes a supplemental agreement as contemplated in Section 6(b) hereof.

      "SECURITIES ACT" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

      "SERIES D PREFERRED STOCK" means the Series D Participating Convertible Preferred Stock, par value $.01 per share, of the Company, the Certificate of Designation for which is set forth in Exhibit A to the Purchase Agreement.

      "SHARES" means (i) any shares of the capital stock of the Company and (ii) any securities convertible into, and any rights, options or warrants exchangeable or exercisable for, any of the shares of the capital stock of the Company, in either case, at any time outstanding.

      "STOCKHOLDERS" means the By-Word Stockholders, the Carlyle Stockholders, the Clipper Stockholders, the Erin Mills Stockholders and the SBW Stockholders.

      "SUBSIDIARY" of any specified person or entity means a corporation or other entity of which a majority of the voting power of the equity securities or other equity interests is owned, directly or indirectly, by such specified person or entity or any Subsidiary of such specified person or entity.

      "TRANSACTION DOCUMENTS" shall have the meaning set forth in the Purchase Agreement.

      "TRANSFER" shall have the meaning set forth in Section 3(a) hereof.

      "WARRANTS" shall have the meaning set forth in the Recitals hereto.

      Section 2.  THE RECAPITALIZATION; AMENDMENT OF CERTIFICATE OF
                  INCORPORATION.

      (a)   ERIN MILLS COMPANIES.

            (1) $10 MILLION INVESTMENT. Simultaneously with the execution hereof, Erin Mills International Investment Corporation and one of its affiliates are investing $10.0 million in cash in the Company in exchange for 800,000 shares of Common Stock, as provided in the Recapitalization Agreement.

            (2) SERIES B PREFERRED STOCK. Simultaneously with the execution hereof, the Series B Preferred Stock owned by The Erin Mills Development Corporation and certain of its affiliates and by Robert S. Folsom and Robert T. Hayes is being exchanged for 864,000 shares of Common Stock, as provided in the Recapitalization Agreement.

      (b) CARLYLE AND CLIPPER ENTITIES. Simultaneously with the execution hereof, the promissory notes in the aggregate principal amount of approximately $12.7 million held by certain Carlyle Stockholders and the Clipper Stockholders together with accrued and unpaid interest in the amount of approximately $63,000, which were issued by the Company pursuant to the Note Exchange and Amendments Agreement, dated as of May 26, 1995, are being converted into shares of Common Stock at a price of $12.50 per share, as provided in the Recapitalization Agreement.

      (c) TERMINATION OF SUBSCRIPTION AGREEMENT. Simultaneously with the execution hereof, the Company, certain Carlyle Stockholders and the Clipper Stockholders are terminating certain provisions of the Subscription Agreement, dated as of February 4, 1994, as provided in the Recapitalization Agreement.

      (d) BYLAWS. Simultaneously with the execution hereof, the Company has amended the Bylaws as set forth as Exhibit B hereto.

      (e) AMENDMENT OF CERTIFICATE OF INCORPORATION. The Stockholders listed on Appendix D have granted written consents and irrevocable proxies to SBW covering the shares of Common Stock owned by them with respect to the amendment of the Certificate of Incorporation as set forth on Exhibit B to the Purchase Agreement and the issuance of the Common Stock pursuant to the exercise of the Warrants, and SBW has delivered to the Company written consents covering such shares, and immediately following the issuance of the Series D Preferred Stock, will deliver to the Company a written consent covering such shares, each approving such amendment. On the twentieth day following the mailing of an information statement to the Company's stockholders in compliance with Regulation 14C promulgated under the Securities Exchange Act of 1934, the Company will cause the Certificate of Amendment to be filed with the Secretary of State of the State of Delaware.

      Section 3.  TRANSFER OF SECURITIES

      (a) GENERAL PROHIBITION ON TRANSFER. None of the Stockholders shall sell, assign, transfer, pledge, encumber or in any way dispose of ("TRANSFER") any Shares unless (i) such Stockholder shall have delivered to the Company an opinion of counsel to such Stockholder, in form and substance reasonably satisfactory to the Company, to the effect that such Transfer is exempt from the registration requirements of the Securities Act or (ii) the registration requirements of the Securities Act have been complied with in connection with such Transfer, provided, however, that the Company shall be entitled in its sole discretion to waive the requirement that an opinion of counsel be delivered pursuant to this Section 3(a) if it determines that a Transfer is in accordance with applicable law.

      (b) TRANSFER BY FIRST REFUSAL STOCKHOLDERS. None of the Carlyle Stockholders, the Erin Mills Stockholders (other than Robert S. Folsom and Robert T. Hayes), William C. Kennedy, Jr. or William C. Saunders (collectively the "First Refusal Stockholders") shall Transfer any Shares unless (i) such First Refusal Stockholder has complied with the provisions of this Section 3(c) to the extent applicable to such Transfer and (ii) the transferee (if other than a Public Transferee or an Excluded Related Party) has agreed to become a party to, and be bound by the terms of, Section 3 of this Agreement pursuant to a supplemental agreement hereto in form and substance reasonably satisfactory to the Company and SBW, executed by such transferee (provided, however, that the requirement set forth in this clause (ii) shall not apply to any transferee (other than a Permitted Assign or a transferee pursuant to

Section 3(d) who is not an Excluded Related Party) acquiring Shares from a Seller (as hereinafter defined) after the earlier of (A) the date of Regulatory Relief and (B) September 27, 1997 pursuant to a sale effected by such Seller in compliance with the provisions of subsection (c) below). Notwithstanding the foregoing, no First Refusal Stockholder shall be required to execute a supplemental agreement.

      (c)   RIGHT OF FIRST REFUSAL.

            (i) If any First Refusal Stockholder (a "SELLER") receives a bona fide offer, which the Seller desires to accept ("Offer") to purchase any or all of the Shares (the "TRANSFER STOCK") then owned by such Seller from any person (an "Offeror"), such Seller shall notify SBW in writing of the terms of such Offer, which notice shall identify the Offeror, the price offered, and all the other material terms and conditions of such Offer. In addition, if a Seller wishes to sell to the public pursuant to a registration statement under the Securities Act or pursuant to Rule 144 promulgated thereunder (a "Public Sale"), the Seller shall notify SBW in writing of the proposed terms of the Public Sale, which Public Sale shall also constitute an Offer for the purposes hereof. The Seller shall provide a written notice (the "NOTICE") of an Offer to SBW promptly, but in no event later than five (5) business days following the determination by the Seller that it desires to accept an Offer which does not relate to a Public Sale. The Notice shall contain an irrevocable offer to sell the Transfer Stock to SBW at a price equal to the price and upon substantially the same terms as the terms contained in such Offer; provided, however, that (A) if such Offer shall relate to a proposed Public Sale, the Notice shall offer to sell the Transfer Stock at a price determined by the Seller (which in the case of a registered public offering shall not be higher than the price the Seller in good faith believes can be obtained in such offering), minus, in the case of a registered public offering pursuant to a firm commitment underwriting, customary underwriting commissions, and
      (B) if the terms of the Offer entitle the Offeror to purchase the Transfer Stock for securities of such Offeror (the "OFFERED SECURITIES") or other property, SBW shall be entitled to purchase the Transfer Stock for an amount of cash equal to the fair market value of the Offered Securities or such other property. SBW shall have the irrevocable right and option (the "RIGHT OF FIRST REFUSAL"), to accept such irrevocable offer as to all Shares as to which the Offer is made (except in the event of a Public Sale pursuant to Rule 144, in which event SBW may accept as to any number of Shares) by providing the Seller with an irrevocable written notice of acceptance within fifteen (15) business days, or, in the case of a Public Sale pursuant to Rule 144, five (5) business days, after the date the Notice is received (the "NOTICE PERIOD"). The closing of the purchases of the Transfer Stock by SBW shall take place at the principal office of SBW no later than the fifth (5th) business day after the acceptance by SBW. At such closing, SBW shall deliver a certified check or checks or wire transfer in the appropriate amount to the Seller against delivery of certificates representing the Transfer Stock so purchased, duly endorsed in blank by the person or persons in whose name a stock certificate is registered or accompanied by a duly executed assignment separate from the certificate with the signatures thereon guaranteed by a commercial bank or trust company. If SBW does not elect to purchase the Transfer

      Stock during the Notice Period or if SBW fails or refuses for any reason (including, but not limited to, the existence of any requirement that SBW obtain any required regulatory approval) to complete the closing of the purchase of any Transfer Stock upon the day specified above, the Seller shall have ninety (90) days from the end of the Notice Period (the "SALES PERIOD") in which to Transfer all of the Transfer Stock pursuant to the Offer to the Offeror or in a Public Sale, it being understood that (A) in a registered public offering the sales price may be greater than or less than the Offer price and (B) in any other transaction the sales price and other terms of the Transfer may be more favorable to the Seller than those set forth in the Notice. In addition, Seller may not knowingly make a Public Sale to any purchaser which Seller knows to own in excess of 5% of the Common Stock, provided that this restriction shall not create any duty of inquiry on the part of the Seller. Promptly after any sale pursuant to this Section 3(c), the Seller shall notify SBW of the consummation thereof and shall furnish such evidence of the completion (including time of completion) of such sale and of the terms thereof as SBW may reasonably request. If, at the termination of the Sales Period, the Seller has not completed the sale of the Transfer Stock to the Offeror or in a Public Sale, all of the restrictions on Transfer contained in this Section 3(c) shall again be in effect with respect to all such Seller's Transfer Stock.

      (d) EXEMPT TRANSFER. The following transactions shall constitute "EXEMPT TRANSFERS" for the purpose of Section 3 and shall be exempt from the requirements of subsection (c), but not subsections (a) and (b): (i) a Transfer of Shares by a First Refusal Stockholder to SBW, (ii) a Transfer by a Stockholder of Shares by will or intestate succession to such Stockholder's executors, administrators, testamentary trustees, legatees or beneficiaries,
(iii) a Transfer of Shares by a Stockholder to any Related Party of such Stockholder and (iv) a Transfer of Shares (A) by any Carlyle Stockholder to any other Carlyle Stockholder or to any Clipper Stockholder, (B) by any Erin Mills Stockholder to any other Erin Mills Stockholder or (C) by William C. Kennedy, Jr. or William C. Saunders to any By-Word Stockholder, or (vi) a Transfer of Shares that has been approved in writing by SBW as an Exempt Transfer.

      (e) RESTRICTIONS ON SBW. No SBW Stockholder shall Transfer any Series D Preferred Stock or Class B Common Stock except to an Affiliate of SBW.

      Section 4.   REGISTRATION RIGHTS.

      (a)   PIGGYBACK REGISTRATION RIGHTS.

            (1) RIGHT TO PIGGYBACK. Subject to the last sentence of this subsection (1), whenever the Company proposes to register any shares of Common Stock (or securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Common Stock) with the Securities and Exchange Commission (the "COMMISSION") under the Securities Act (other than (A) registrations on Form S-4 or Form S-8 and (B) the registration of the Recapitalization Shares (as hereinafter defined) pursuant to subsection (c) below) and the registration form to be used may be used for the registration of the Registrable Securities (as defined in subsection (k) below) (a

      "PIGGYBACK REGISTRATION"), the Company will give written notice to all Stockholders, at least thirty-five (35) days prior to the anticipated filing date, of its intention to effect such a registration, which notice will specify the proposed offering price, the kind and number of securities proposed to be registered, the distribution arrangements and such other information that at the time would be appropriate to include in such notice, and will, subject to subsection (a)(2) below, include in such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) business days after the effectiveness of the Company's notice. Except as may otherwise be provided in this Agreement, Registrable Securities with respect to which such request for registration has been timely received will be registered by the Company and offered to the public in a Piggyback Registration pursuant to this Section 4 on terms and conditions at least as favorable as those applicable to the registration of shares of Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock) to be sold by the Company and by any other person selling under such Piggyback Registration.

            (2) PRIORITY ON PIGGYBACK REGISTRATIONS. If the managing underwriter or underwriters, if any, advise the holders of Registrable Securities in writing that in its or their reasonable opinion or, in the case of a Piggyback Registration not being underwritten, the Company shall reasonably determine (and notify the holders of Registrable Securities of such determination), after consultation with an investment banker of nationally recognized standing, that the number or kind of securities proposed to be sold in such registration (including Registrable Securities to be included pursuant to subsection (a)(1) above) will materially adversely affect the success of such offering (including, without limitation, a material impact on the selling price), the Company will include in such registration the number of securities, if any, which, in the opinion of such underwriter or underwriters, or the Company, as the case may be, can be sold, without having a material adverse effect on the success of such offering, as follows: (i) first, the shares the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by SBW, the Carlyle Stockholders, the Clipper Stockholders and the Erin Mills Stockholders, pro rata among such requesting Stockholders on the basis of their respective holdings of Common Stock on a Fully Diluted Basis, and (iii) third, the Registrable Securities requested to be included in such registration by the By-Word Stockholders, pro rata among such requesting Stockholders on the basis of their respective holdings of Common Stock on a Fully Diluted Basis.

            (3) SELECTION OF UNDERWRITERS. If any Piggyback Registration is an underwritten offering, the Company (by action of the Board of Directors) will select a managing underwriter or underwriters to administer the offering, which managing underwriter or underwriters will be of nationally recognized standing and reasonably acceptable to the holders of a majority of the Registrable Securities included therein.

      (b)   DEMAND REGISTRATION RIGHTS.

            (1) RIGHT TO DEMAND REGISTRATION. Each of (A) the Carlyle Stockholders and the Clipper Stockholders as a group; (B) the Erin Mills Stockholders as a group and (C) SBW (each referred to herein as a "DEMANDING GROUP") shall have the right on the number of occasions set forth in subsection (b)(2) to make a written request of the Company for registration with the Commission, under and in accordance with the provisions of the Securities Act, of all or part of their Registrable Securities (a "DEMAND REGISTRATION"); PROVIDED, that (x) the Company shall not effect a Demand Registration unless such Demand Registration has been requested by persons holding at least a majority of the Registrable Securities held by the Demanding Group on the date of such written request and unless the number of Shares to be sold in such Demand Registration by the Demanding Group is at least 1,000,000 shares of Common Stock, (y) if the Board of Directors determines in the exercise of its reasonable judgment that, due to a pending or contemplated acquisition or disposition, to effect such Demand Registration at such time would have a material adverse effect on the Company, the Company may defer such Demand Registration for a single period not to exceed one hundred eighty (180) days (but if the Company elects to defer any Demand Registration pursuant to the terms of this sentence, no Demand Registration shall be deemed to have occurred for purposes of this Agreement) and (z) the Company shall be obligated to effect only the number of Demand Registrations set forth in subsection 4(b)(2) below. Within ten (10) days after receipt of the request for a Demand Registration, the Company will send written notice (the "NOTICE") of such registration request and its intention to comply therewith to all Stockholders who are holders of Registrable Securities and, subject to subsection (3) below, the Company will include in such registration all Registrable Securities of such Stockholders with respect to which the Company has received written requests for inclusion therein within twenty (20) business days after the effectiveness of the Notice. All requests made pursuant to this subsection (b)(1) will specify the aggregate number of Registrable Securities requested to be registered and will also specify the intended methods of disposition thereof.

            (2) NUMBER OF DEMAND REGISTRATIONS. Each Demanding Group shall be entitled to two (2) Demand Registrations, and the expenses of each (including the fees and expenses of a total of one counsel for the Demanding Group in accordance with subsection (f)(2) below) shall be borne by the Company. A Demand Registration shall not be counted as a Demand Registration hereunder until such Demand Registration has been declared effective by the Commission and maintained continuously effective for a period of at least three months or such shorter period when all Registrable Securities included therein have been sold in accordance with such Demand Registration.

            If the Company elects to issue and sell and ultimately sells any equity securities pursuant to any Registration Statement filed in connection with a Demand Registration, then such Registration shall be deemed not to be a Demand Registration for purposes of determining the number of Demand Registrations granted by this Agreement.

            (3) PRIORITY ON DEMAND REGISTRATIONS. If in any Demand Registration the managing underwriter or underwriters thereof (or in the case of a Demand Registration not being underwritten, the holders of a majority of the Registrable Securities held by the Demanding Group after consultation with an investment banker of nationally recognized standing), advise the Company in writing that in its or their reasonable opinion the number of securities proposed to be sold in such Demand Registration exceeds the number that can be sold in such offering without having a material adverse effect on the success of the offering (including, without limitation, an impact on the selling price), the Company will include in such registration only the number of securities that, in the reasonable opinion of such underwriter or underwriters (or such holders of Registrable Securities held by the Demanding Group, as the case may be) can be sold without having a material adverse effect on the success of the offering, as follows: (i) first, the Registrable Securities requested to be included in such Demand Registration by the Demanding Group, pro rata, among such Stockholders on the basis of their respective holdings of Common Stock on a Fully Diluted Basis, (ii) second, the Registrable Securities requested to be included in such Demand Registration by the Erin Mills Stockholders and SBW (if the Demanding Group is the Carlyle Stockholders and the Clipper Stockholders), or the Carlyle Stockholders and the Clipper Stockholders, as a group, and SBW (if the Demanding Group is the Erin Mills Stockholders), or the Carlyle Stockholders and the Clipper Stockholders, as a group, and the Erin Mills Stockholders (if the Demanding Group is SBW), in all such cases pro rata among such Stockholders on the basis of their respective holdings of Common Stock on a Fully Diluted Basis, (iii) third, shares to be issued and sold by the Company and requested to be included in such Demand Registration, and (iv) fourth, the Registrable Securities requested to be included in such Demand Registration by the By-Word Stockholders, pro rata among such requesting Stockholders on the basis of their respective holdings of Common Stock on a Fully Diluted Basis.

            (4) SELECTION OF UNDERWRITERS. If a Demand Registration is an underwritten offering, the holders of a majority of the Registrable Securities to be included in such Demand Registration held by members of the Demanding Group that initiated such Demand Registration will select a managing underwriter or underwriters of recognized national standing to administer the offering, which managing underwriter or underwriters shall be reasonably acceptable to the Company.

      (c) REGISTRATION OF RECAPITALIZATION SHARES. Within a reasonable period prior to each Registration Date (as hereinafter defined), the Company shall prepare and file with the Commission a registration statement on an appropriate form in order to register the Recapitalization Shares under the Securities Act for sale in one or more privately negotiated transactions or in open market transactions effected on any stock exchange on which the Common Stock is then listed, or if not so listed, on any automated quotation system to which the Common Stock is then admitted to trading; provided, however, that if the Board of Directors determines in the exercise of its reasonable judgment that, due to a pending or contemplated acquisition or disposition, to effect such registration at such time would have a material adverse effect on the Company, the Company may defer such registration for a single period not to exceed ninety (90) days. The Company shall use its reasonable best efforts to have each such registration statement declared effective by the Commission as promptly as reasonably practicable after the filing thereof with the Commission; provided, however, that (i) no sales of Recapitalization Shares shall be effected pursuant to any such registration statement prior to March 31, 1997 and
(ii) sales of an aggregate of no more than one-half of the total number of Recapitalization Shares shall be effected pursuant to any such registration statement prior to September 27, 1997, such dates being referred to as the "Registration Dates". In addition, the Company shall use its reasonable best efforts to keep such registration statement effective for a period of at least three months after the applicable Registration Date. As used herein, the term "Recapitalization Shares" shall mean the shares of Common Stock issued pursuant to the Recapitalization Agreement to Erin Mills International Investment Corporation as described in Section 2(a)(1) hereof and to certain Carlyle Stockholders and Clipper Stockholders as described in Section 2(b) hereof.

      (d) REGISTRATION PROCEDURES. With respect to any Piggyback Registration or Demand Registration and (except as expressly provided in subsection (c) above) the registration to be effected pursuant to subsection (c) above (generically, a "REGISTRATION"), the Company will, subject to subsections 4(a)(2) and 4(b)(3), as expeditiously as practicable:

            (1) prepare and file with the Commission, within 60 days after mailing the applicable Notice, a registration statement or registration statements (the "REGISTRATION STATEMENT") relating to the applicable Registration on any appropriate form under the Securities Act, which form shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof; PROVIDED that the Company will include in any Registration Statement on a form other than Form S-1 all information that the holders of the Registrable Securities so to be registered shall reasonably request and shall include all financial statements required by the Commission to be filed therewith, cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc. ("NASD") or any securities exchange on which the Common Stock may then be listed, and use its reasonable best efforts to cause such Registration Statement to become effective promptly; PROVIDED, FURTHER, that before filing a Registration Statement or prospectus related thereto (a "PROSPECTUS") or any amendments or supplements thereto, the Company will furnish to the holders of the Registrable Securities covered by such Registration Statement and the underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review of such holders and underwriters and their respective counsel, and the Company will not file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which the holders of a majority of the Registrable Securities covered by such Registration Statement, the Demanding Group, if a Demand Registration, or the underwriters, if any, shall reasonably object;

            (2) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep each Registration Statement effective for the applicable period, or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold; cause each Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus, PROVIDED, that the Company shall not be deemed to have used its reasonable best efforts to keep a Registration Statement effective during the applicable period if it voluntarily takes any action that would result in selling holders of the Registrable Securities covered thereby not being able to sell such Registrable Securities during that period unless such action is required under applicable law, and PROVIDED, FURTHER that the foregoing shall not apply to actions taken by the Company in good faith and for valid business reasons, including without limitation the acquisition or divestiture of assets, so long as the Company promptly thereafter complies with the requirements of subsection (11) of this subsection (d), if applicable;

            (3) notify the selling holders of Registrable Securities and the managing underwriters, if any, promptly, and (if requested by any such person or entity) confirm such advice in writing, (A) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (B) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (D) if at any time the representations and warranties of the Company contemplated by subsection (14) below cease to be true and correct, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (F) of any other correspondence from the Commission with respect to the Registration and (G) of the happening of any event which makes any statement made in the Registration Statement, the Prospectus or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in the Registration Statement, the Prospectus or any document incorporated therein by reference in order to make the statements therein not materially misleading;

            (4) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment;

            (5) if requested by the managing underwriter or underwriters or a holder of Registrable Securities being sold in connection with an underwritten offering, promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and either the holders of a majority of the Registrable

      Securities being sold or the Demanding Group, if a Demand Registration, agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriters the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten (or best efforts underwritten) offering of the Registrable Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post- effective amendment promptly following notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

            (6) furnish to each selling holder of Registrable securities and each managing underwriter, without charge, at least one signed copy of the Registration Statement and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

            (7) deliver to each selling holder of Registrable Securities and the underwriters, if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such selling holder of Registrable Securities and underwriters may reasonably request; the Company consents to the use in accordance with applicable law of each Prospectus or any amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto;

            (8) prior to any public offering of Registrable Securities, register or qualify or cooperate with the selling holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or "blue sky" laws of such jurisdictions as any seller or underwriter reasonably requests in writing, considering the amount of Registrable Securities proposed to be sold in each such jurisdiction, and do any and all other acts or things necessary or reasonably advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; PROVIDED that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject;

            (9) cooperate in all reasonable respects with the selling holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and to be in such denominations and registered in such names as the managing underwriters may request at least two business days prior to any sale of Registrable Securities to the underwriters;

            (10) use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

            (11) upon the occurrence of any event contemplated by subsection
      (3)(F) above, prepare a supplement or post effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

            (12) cause all Registrable Securities covered by any Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed, or cause such Registrable Securities to be authorized for trading on the Nasdaq National Market if any similar securities issued by the Company are then so authorized, if requested by the holders of a majority of such Registrable Securities, the Demanding Group, if a Demand Registration, or the managing underwriters, if any;

            (13) provide a CUSIP number for all Registrable Securities, not later than the effective date of the applicable Registration Statement;

            (14) enter into such agreements (including an underwriting agreement) and take all such other actions in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the Registration is an underwritten Registration (A) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings; (B) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the holders of a majority of the Registrable Securities being sold) addressed to each selling holder and the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such holders and underwriters; (C) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the selling holders of Registrable Securities and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings; (D) if an underwriting agreement is entered into, the same shall set forth in full the indemnification provisions and procedures set forth in subsection (f) below with respect to all parties to be indemnified pursuant to said subsection; and (E) the Company shall deliver such documents and certificates as may be requested by the holders of a majority of the Registrable Securities being sold and the managing underwriters, if any, to evidence compliance with subsection 3(G) of this subsection (d) and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement or as and to the extent required thereunder;

            (15) make available (at reasonable times and places) for inspection by a representative of the holders of a majority of the Registrable Securities, any underwriter participating in any disposition pursuant to such Registration, and any attorney or accountant retained by the sellers or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; PROVIDED, that any records, information or documents that are designated by the company in writing as confidential shall be kept confidential by such Persons unless disclosure of such records, information or documents is required by court or administrative order or any regulatory body having jurisdiction;

            (16) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, earnings statements satisfying the provisions of Section 11(a) of the Securities Act, no later than forty-five (45) days after the end of any twelve (12)-month period (or ninety (90) days, if such period is a fiscal year) (A) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm or best efforts underwritten offering, or (B) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which statements shall cover said twelve (12)-month periods; and

            (17) promptly prior to the filing of any document that is to be incorporated by reference into any Registration Statement or Prospectus (after initial filing of the Registration Statement), provide copies of such document to counsel to the selling holders of Registrable Securities and to the managing underwriters, if any, make the Company's representatives available for discussion of such document and make such changes in such document prior to the filing thereof as counsel for such selling holders or underwriters may reasonably request.

      The Company may require each seller of Registrable Securities as to which any Registration is being effected to furnish to the Company such information regarding the proposed distribution of such securities as the Company may from time to time reasonably request in writing.

      Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection (3)(G) of this subsection (d), such holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement until such holder's receipt of copies of the supplemented or amended Prospectus as contemplated by subsection (11) of this subsection (d), or until it is advised in writing (the "ADVICE") by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus, and, if so directed by the Company, such holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods referred to in subsection (2) of this subsection (d) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by subsection (11) of this subsection (d) or the Advice.

      (e)   RESTRICTIONS ON PUBLIC SALE.

            (1) PUBLIC SALE BY HOLDERS OF REGISTRABLE SECURITIES. To the extent not inconsistent with applicable law, each Stockholder, if requested by the managing underwriter or underwriters for any Demand Registration or Piggyback Registration, agrees not to effect any public sale or distribution of Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock), including a sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, during the 15 business days prior to, and during the ninety (90)-day period (or such shorter period as may be agreed to by such holders) beginning on, the effective date of the applicable Registration Statement (except as part of such Registration).

            (2) PUBLIC SALE BY THE COMPANY AND OTHERS. If requested by the managing underwriter or underwriters for any underwritten Demand Registration or Piggyback Registration, (i) the Company will not effect any public sale or distribution of Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock) during the fifteen
      (15) business days prior to, and during the ninety (90)- day period beginning on the effective date of such Registration and (ii) the Company will cause each holder of Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock) purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such period described in clause (i) above (except as part of such Registration, if otherwise permitted).

            (3) OTHER REGISTRATIONS. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous Registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock) under the Securities Act (except on Form S-8 or any similar successor form), whether on its own behalf or at the request of any holder or holders of Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock), until a period of at least three (3) months has elapsed from the effective date of such previous Registration; provided, that if the holders of fifty percent (50%) or more of the aggregate number of Registrable Securities included in such previous Registration shall agree in writing, such period may be shortened to a period specified by such holders.

      (f)   REGISTRATION EXPENSES.

            (1) All expenses incident to the Company's performance of or compliance with this Agreement will be borne by the Company, including, without limitation, all registration and filing fees, the fees and expenses of the counsel and accountants for the Company (including the expenses of any "cold comfort" letters and special audits required by or incident to the performance of such persons), all other costs and expenses of the Company incident to the preparation, printing and filing under the Securities Act of the Registration Statement (and all amendments and supplements thereto) and furnishing copies thereof and of the Prospectus included therein, the costs and expenses incurred by the Company in connection with the qualification of the Registrable Securities under the state securities or "blue sky" laws of various jurisdictions, the costs and expenses associated with filings required to be made with the NASD (including, if applicable, the fees and expenses of any "qualified independent underwriter" and its counsel as may be required by the rules and regulations of the NASD), the costs and expenses of listing the Registrable Securities for trading on a securities exchange or authorizing them for trading on NASDAQ and all other costs and expenses incurred by the Company in connection with any Registration hereunder; PROVIDED, that, except as otherwise provided in subsection (2) below, each Stockholder shall bear the costs and expenses of any underwriters' commissions, brokerage fees or transfer taxes relating to the Registrable Securities sold by such Stockholders and the fees and expenses of any counsel, accountants or other representative retained by Stockholder.

            (2) Notwithstanding the foregoing and except as provided below, in connection with each Registration hereunder, the Company will reimburse the Stockholders who are holders of Registrable Securities being registered in any Registration hereunder for (i) the reasonable fees and disbursements of not more than one counsel, which counsel shall be chosen
      (x) by the holders of a majority of the Registrable Securities to be included therein that are held by the Demanding Group, in the case of a Demand Registration and (y) otherwise, by the holders of a majority of all Registrable Securities to be included therein, and (ii) the reasonable out-of-pocket expenses (including travel costs) of the holders of Registrable Securities in connection with such Registration.

      (g)   INDEMNIFICATION.

            (1) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify, to the full extent permitted by law, each Stockholder, its officers, directors, partners and agents and each person who controls such Stockholder (within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any omission or alleged omission to state therein a material fact necessary to make the statements therein (in the case of a Prospectus or any preliminary Prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information with respect to such Stockholder furnished in writing to the Company by such Stockholder in its capacity as a selling Stockholder expressly for use therein. The Company will also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each person who controls such persons (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities; PROVIDED, HOWEVER, if pursuant to an underwritten public offering of Registrable Securities, the Company and any underwriters enter into an underwriting or purchase agreement relating to such offering that contains provisions relating to indemnification and contribution between the Company and such underwriters, such provisions shall be deemed to govern indemnification and contribution as between the Company and such underwriters.

            (2)   INDEMNIFICATION BY HOLDERS OF REGISTRABLE SECURITIES.
      In connection with any Registration in which a Stockholder is participating, each such Stockholder will furnish to the Company in writing such information with respect to such Stockholder as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and agrees to indemnify, to the full extent permitted by law, the Company, the directors and officers of the Company signing the Registration Statement and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements in the Registration Statement or Prospectus or preliminary Prospectus (in the case of the Prospectus or any preliminary Prospectus, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information with respect to such Stockholder so furnished in writing by such Stockholder in its capacity as a selling Stockholder specifically for inclusion therein. In no event shall the liability of any selling holder of Registrable Securities hereunder be greater in amount than the dollar amount of the net proceeds received by such holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information with respect to such persons or entities so furnished in writing by such persons or entities or their representatives specifically for inclusion in any Prospectus or Registration Statement.

            (3) CONDUCT OF INDEMNIFICATION PROCEEDINGS. Any person or entity entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party after the receipt by the indemnified party of a written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such indemnified party will claim indemnification or contribution pursuant to this Agreement; PROVIDED, HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subparagraphs (1) and (2), except to the extent that the indemnifying party is actually prejudiced by such failure to give notice and (ii) unless in such indemnified party's reasonable judgment a conflict of interest may exist between such indemnified and indemnifying parties with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). No indemnifying party will consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel in any one jurisdiction for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

            (4) CONTRIBUTION. If for any reason the indemnification provided for in the preceding subparagraphs (1) and (2) is unavailable to an indemnified party as contemplated by the preceding clauses (1) and (2), then the indemnifying party in lieu of indemnification shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations, provided that no Stockholder shall be required to contribute in an amount greater than the difference between the net proceeds received by such Stockholder with respect to the sale of any Shares and all amounts already contributed by such Stockholder with respect to such claims, including amounts paid for any legal or other fees or expenses incurred by such Stockholder.

      (h) RULE 144. The Company agrees that at all times after it has filed a registration statement pursuant to the requirements of the Securities Act relating to any class of equity securities of the Company, it will file in a timely manner all reports required to be filed by it pursuant to the Securities Act and the Exchange Act and will take such further action as any holder of Registrable Securities may reasonably request in order that such holder may effect sales of Common Stock pursuant to Rule 144. At any reasonable time and upon request of any Stockholder, the Company will furnish such Stockholder and others with such information as may be necessary to enable the Stockholder to effect sales of Common Stock pursuant to Rule 144 under the Securities Act and will deliver to such Stockholder a written statement as to whether it has complied with such requirements. Notwithstanding the foregoing, the Company may deregister any class of its equity securities under Section 12 of the Exchange Act or suspend its duty to file reports with respect to any class of its securities pursuant to Section 15(d) of the Exchange Act if it is then permitted to do so pursuant to the Exchange Act and the rules and regulations thereunder.

      (i) PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. No Stockholder may participate in any underwritten Registration hereunder unless such Stockholder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to select the underwriter pursuant to subsections 4(a)(3) and (4)(b)(4) above, and
(ii) accurately completes in a timely manner and executes all questionnaires, powers of attorney, underwriting agreements and other documents customarily required under the terms of such underwriting arrangements.

      (j) OTHER REGISTRATION RIGHTS. The Company will not grant to any person (including the Stockholders) any demand or piggyback registration rights with respect to the Common Stock of the Company (or securities convertible into or exchangeable or exercisable for Common Stock) other than piggyback registration rights that are not inconsistent with the terms of this Section 4. To the extent that the Company grants to any person registration rights with respect to any securities of the Company having provisions more favorable to the holders thereof than the provisions contained in this Agreement, the Company will confer comparable rights to the holders of Registrable Securities under this Agreement. Except as provided herein, the Company will not grant any registration rights that would permit any person or entity the right to piggyback on any Demand Registration.


      (k) DEFINITION OF REGISTRABLE SECURITIES. "REGISTRABLE SECURITIES" means the shares of Common Stock now owned or hereafter acquired by any Stockholder, but with respect to any share, only until such time as such share (i) has been effectively registered under the Securities Act and disposed of in accordance with the Registration Statement covering it or (ii) has been sold to the public pursuant to Rule 144 (or any similar provision then in force) under the Securities Act and the Legend referred to in Section 6(a) has been removed from the certificate representing such share (at which time such share shall cease to be a Registrable Security).

      (l) AMENDMENTS AND WAIVERS. The provisions of this Section 4, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given unless approved by the Company in writing and the Company has obtained the written consent of Stockholders holding at least eighty-five percent (85%) of the then outstanding Registrable Securities (including for such purposes all securities convertible into or exchangeable for Registrable Securities, other than the Warrants). Notwithstanding the foregoing, any amendment, waiver or consent that materially and adversely affects any of the By-Word Stockholders as a group, the Erin Mills Stockholders as a group, the Carlyle Stockholders as a group, the Clipper Stockholders as a group or SBW differently from the other Stockholders, shall require the prior written approval of the holders of at least a Majority in Interest of Stockholders who are then members of the group or the entity so affected.

      Section 5.  GOVERNANCE.

      (a) Within fifteen days after the execution hereof, the total number of members of the Board of Directors will be reduced to six, which number shall be adjusted from time to time in order to give effect to the provisions of subsection (b) below. The Company and the Stockholders hereby agree to take, at any time and from time to time, all action necessary (including, without limitation, voting the shares of Company Common Stock owned or controlled by such Stockholder, calling special meetings of stockholders, executing and delivering written consents and requiring designees to resign) to establish the number of total number of directors as provided herein.

      (b) At all times from and after fifteen days after the execution hereof (except for the addition of a second Independent Director, which shall occur no later than the date of the next annual meeting of the stockholders of the Company), the Board of Directors of the Company (the "BOARD") shall be composed of Directors to be designated in the manner set forth below. The Company and each Stockholder hereby agree to take, at any time and from time to time, all action necessary (including, without limitation, voting the shares of the Company Common Stock owned or controlled by such Stockholder, calling special meetings of stockholders and executing, delivering written consents and requiring designees to resign) to elect Directors as provided herein. Prior to the receipt of Regulatory Relief, the Board shall be composed of seven (7) members, of which two (2) Directors shall be persons designated by a Majority in Interest of the Erin Mills Stockholders, two (2) Directors shall be persons designated by a Majority in Interest of the By-Word Stockholders (one of which shall be the chief executive officer of the Company), one (1) Director shall be a person designated by a Majority in Interest of the Carlyle Stockholders and two (2) additional Directors (or, if determined by the Nominating Committee as hereinafter provided, three (3) additional Directors) shall be persons who are not employed by the Company or affiliated with any party to this Agreement ("Independent Directors"). SBW shall be entitled to designate one non-director delegate who shall be entitled to receive notice of, in accordance with the provisions of Section 11.6 of the Bylaws with respect to Class B Directors, and to attend all meetings of the Board and to receive all materials received by Directors, but who shall not be a member of the Board of Directors, shall have no fiduciary duties to the Company, to the Board or stockholders of the Company and shall not be entitled to vote at meetings of the Board. Upon the conversion of the Series D Preferred Stock into Class B Common Stock, the number of Directors shall be increased by one who shall be a person designated by SBW and the right to a non-director delegate shall terminate. If SBW and its Affiliates Beneficially Own 20% or more of the Common Stock (including Common Stock issuable upon conversion of Series D Preferred Stock or Class B Common Stock or other convertible securities or upon the exercise of any outstanding options, warrants, rights or obligations, other than shares issuable upon exercise of the Warrants and Excluded Options) on a Fully Diluted Basis, the number of Directors shall further be increased by one and the additional Director shall also be a designee of SBW. For so long as SBW or its Affiliates hold Class B Common Stock, one or both of SBW's designees will be elected by SBW as the holder of the Class B Common Stock and will be Class B Directors, with the rights set forth in the terms of such Class B Common Stock and the Bylaws, and which directors will have the corporate authority to sign a stockholder consent of SBW on behalf of each of the SBW Stockholders.

      All Independent Directors shall be nominated by a committee consisting of one Director designated by the Erin Mills Stockholders, one Director designated by the By-Word Stockholders, one Director designated by the Carlyle Stockholders and, following receipt of Regulatory Relief, one Director designated by SBW (the "Nominating Committee"). The Nominating Committee also shall determine whether to increase the number of Independent Directors to three (3).

      Notwithstanding the foregoing, no Stockholder or group of Stockholders shall be entitled to designate any Director or have such designee serve on the Nominating Committee if the percentage of Common Stock (including Common Stock issuable upon conversion of outstanding securities or upon the exercise of any outstanding options, warrants, rights or obligations other than the Warrants and Excluded Options) Beneficially Owned by such Stockholder or group of Stockholders falls below 5% (or, with respect to the Erin Mills Stockholders and By-Word Stockholders, 20% for the right to designate two Directors and 5% for the right to designate one Director) on a Fully Diluted Basis. If By-Word has only one designee, it shall be the chief executive officer of the Company if the chief executive officer is a By-Word Stockholder. Upon the failure of any Stockholder or group of Stockholders to maintain the required percentage, the Stockholder or group of Stockholders shall require its designee to resign and the size of the Board may, in the determination of the Nominating Committee, either be reduced to eliminate such the resulting vacancy on the Board or remain the same (in which case, the resulting vacancy on the Board will be filled by a Director nominated by the Nominating Committee), provided that the Stockholders agree that if the chief executive officer is not a By-Word designee, in accordance with the provisions hereof, the chief executive officer shall be nominated by the Nominating Committee.

      (c) Pursuant to Article VII of the Incentive Stock Option Plan, the Board shall appoint a three-person Compensation Committee to administer the Incentive Stock Option Plan. Following receipt of Regulatory Relief, a Director designated by SBW shall serve on the Compensation Committee. The Compensation Committee shall be comprised of only non-management Directors serving on the Board. Each Stockholder hereby agrees to take, at any time and from time to time, all action necessary (including, without limitation, voting the shares of the Common Stock owned or controlled by such Stockholder, calling special meetings of stockholders and executing and delivering written consents) to cause the Board to appoint to the Compensation Committee the number of persons meeting the requirements of this subsection.

      (d) The Stockholders agree that no Director may be removed except at the request of the holders of a majority of the shares of Common Stock entitled to appoint such Director in accordance with Section 5(b), and each Stockholder hereby agrees to take all action necessary (including, without limitation, voting the shares of Common Stock owned or controlled by such Stockholder, calling special meetings of stockholders and executing and delivering written consents) for the purpose of accomplishing the purposes of this Agreement. If a vacancy on the Board occurs by reason of the death, removal, resignation, retirement or election not to serve of a designee, the remaining Directors and the Company shall cause the vacancy thereby created to be filled by a new designee as soon as possible (the "REPLACEMENT DIRECTOR"), who is designated in the same manner and by the same persons specified in Section 5(b) as the Director being replaced had been, and the Company and each Stockholder hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same; PROVIDED, HOWEVER, that if any group fails to designate a representative in accordance with Section 5(b) above for a period of thirty (30) consecutive days, then such vacancy shall be filled by the Nominating Committee until such time as the Replacement Director is designated in accordance with
Section 5(b), at which time the term of the Director not elected in accordance with Section 5(b) shall expire.

      (e) In addition to any compensation to which the members of the Board may be entitled, the Company shall reimburse each Director for the reasonable out-of-pocket expenses incurred by such Director (including, without limitation, reasonable fees and expenses of counsel, accountants, or representatives, if any) involved with such Director's services as a member of the Company. In addition, the Company shall obtain and maintain at all times during which this Agreement remains in effect, at the cost and expense of the Company, director liability insurance policies covering each member of the Board. Such director liability insurance policies shall be provided by a reputable nationally recognized insurance carrier and shall provide coverage in such amounts and on such terms as may be reasonably acceptable to each member of the Board. Should SBW so request, the Company will enter into contractual indemnification arrangements with the Director reasonably satisfactory to SBW.

      (f) In addition to any vote or consent of the Board of Directors or its stockholders required by law or the Certificate of Incorporation, including the terms of Series D Preferred Stock and the Class B Common Stock, the affirmative vote of a majority of the entire Board of Directors (not merely a quorum) shall be necessary for authorizing, effecting or validating the following actions:

            (i) the approval of any annual budget or business plan for the Company or any Subsidiary of the Company or the deviation by the Company or any such Subsidiary from any annual budget for the Company or such Subsidiary approved by the Board of Directors by more than five percent (5%);

            (ii) any capital expenditure or expenditures by the Company or any Subsidiary of the Company which, individually or in the aggregate, exceeds $1,000,000;

            (iii) the hiring or termination by the Company or any Subsidiary of the Company of any officer or senior management employee of the Company or such Subsidiary;

            (iv) directly or indirectly redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans;

            (v) (A) sell, lease, transfer or otherwise convey, or permit any Subsidiary to sell, lease, transfer or otherwise convey, any assets representing five percent (5%) or more of the consolidated assets of the Company and its Subsidiaries, (B) consolidate or merge with, or permit any Subsidiary to consolidate or merge with, any Person, (C) reclassify or otherwise change, or permit any Subsidiary to reclassify or otherwise change, any capital stock of the Company or any Subsidiary or (D) dissolve, liquidate or wind-up the Company or permit any Subsidiary to dissolve, liquidate or wind up such Subsidiary.

            (vi) except as expressly contemplated by the Purchase Agreement or the any of the Transaction Documents, authorize, issue or enter into any agreement providing for the issuance, or permit any Subsidiary to authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) in excess of an aggregate of $5,000,000 (A) any notes or debt securities containing equity features (including, without limitation, any note or debt securities convertible into or exchangeable for capital stock or other equity securities, issued in connection with the issuance of capital stock or other equity securities, or containing profit participation features) or (B) any capital stock or other equity securities, or any securities convertible into or exchangeable for any capital stock or other equity securities, other than issuances pursuant to the Incentive Stock Option Plan;

            (vii) acquire, or permit any Subsidiary to acquire, in one transaction or a series of related transactions, any capital stock, other equity interests or assets of any Person for aggregate consideration in excess of $5,000,000;

            (viii) enter into, or permit any Subsidiary to enter into, any agreement, contract, lease or commitment on the part of the Company or such Subsidiary involving the payment or provision of consideration by or to the Company or such Subsidiary, the fair market value of which exceeds $1,000,000;

            (ix) make any capital expenditure, or permit any Subsidiary to make any capital expenditure, in excess of $1,000,000;

            (x) except as expressly contemplated by the Purchase Agreement, amend the Certificate of Incorporation, or the Company's bylaws or file any resolution of the board of directors with the Secretary of State of the State of Delaware containing any provisions which would adversely affect or otherwise impair the rights of the holders of the Common Stock;

            (xi) enter into, or permit any Subsidiary to enter into, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, employees, stockholders or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which such Person or individual own, in the aggregate, a more than 10% beneficial interest, except for (A) customary employment arrangements and benefit programs on arms' length terms and (B) agreements, transactions, commitments or arrangements on arms' length terms and approved by a majority of the Company's disinterested directors; or

            (xii) enter into, or permit any Subsidiary to enter into, any agreement to do or effect any of the foregoing.

      (g) Following the receipt of Regulatory Relief, if SBW does not hold any Series D Preferred Stock or Class B Common Stock but does own at least 1.6 million shares of Common Stock (including Common Stock issuable upon conversion of outstanding securities or upon the exercise of any outstanding options, warrants, rights or obligations, other than the Warrants and Excluded Options) on a Fully Diluted Basis, the approval of SBW shall be required for the following actions:

            (i) the approval of any annual budget or business plan for the Company or any Subsidiary of the Company or the deviation by the Company or any such Subsidiary from any annual budget for the Company or such Subsidiary approved by the Board of Directors by more than five percent (5%);

            (ii) issuance by the Company of any equity securities, including securities convertible into equity securities (other than (A) the grant of employee stock options (subject to the proviso set forth in (D) below),
      (B) the issuance of equity securities in accordance with the terms of the Purchase Agreement or any of the other Transaction Documents), (C) the issuance of equity securities upon the exercise or conversion of securities or employee stock options that are outstanding as of the date hereof or (D) the issuance of equity securities after giving effect to the consummation of the transactions contemplated hereby or employee stock options granted hereafter, PROVIDED, HOWEVER, that there shall not be outstanding at any time employee stock options for more than 1.5 million shares of Common Stock plus the options granted to William C. Kennedy, Jr. and William C. Saunders that are outstanding at September 27, 1996) or incurrence of any indebtedness for borrowed money or evidenced by bonds, notes or debentures, provided that the Company can incur up to $5 million in indebtedness in any year without the consent of SBW;

            (iii) the hiring or termination by the Company of its chief executive officer, chief operating officer or chief financial officer;

            (iv) the Company's entering into any lines of business which is not its Existing Line of Business (as hereinafter defined) or any joint ventures, partnerships or similar arrangements;

            (v) the Company's exiting its Existing Line of Business (as hereinafter defined) or disposing of assets (other than telecommunications equipment and other assets sold in the ordinary course of business) in any year with a value in excess of $500,000 or which are otherwise material to the Company's operations;

            (vi) the adoption, implementation or acceptance (including the failure to opt out) of any Anti-Takeover Provision not in effect as of the date hereof that would be applicable to, and, in the reasonable determination of SBW, adversely affect, SBW and its Affiliates; or

            (vii) the taking of any corporate action that would reduce the number of Shares held by SBW and its Affiliates to fewer than 1.6 million shares of Common Stock such that SBW no longer has the right to approve any of the actions specified in this subsection (g).

      As used in this subsection (g), the terms set forth below shall have the following respective meanings;

      "Anti-takeover Provision" means (i) any provision of the certificate of incorporation or bylaws of the Company or any contract, agreement or plan to which the Company is a party or by which it is bound or any statutory provision enacted after the date hereof which is applicable to the Company which the Company may opt out of if the effect of such provision would be to materially delay, hinder or prevent a change in control of the Company or (ii) a stockholder rights plan or "poison pill," including the provisions of any preferred stock or common stock purchase rights issued pursuant thereto; provided, however, that such term shall not include any customary change of control provisions contained in employment agreements between the Company and any of its directors, officers or other employees or in any plans or agreements relating to stock options or other awards of equity securities made by the Company to any such persons.

      "Existing Line of Business" means a non-facilities based, enhanced service provider that offers fleet management and/or status or information about vehicles and/or location capabilities through mobile communications service.

      (h) The Board shall hold, during the term of this Agreement, regularly scheduled, inperson meetings no less frequently than six times per year.

      (i) At all times during which this Agreement remains in effect, each Stockholder hereby agrees to take all action necessary (including, without limitation, voting the shares of the Company's Common Stock owned or controlled by such Stockholder, calling special meetings of stockholders and executing and delivering written consents) to ensure that the By-Laws of the Company provide that the information listed on Schedule A hereto shall be provided to each member of the Board of Directors, at the time and in the manner required by the provisions of Schedule A.

      (j) The Company and each Stockholder agrees not to, and to cause its designees on the Board not to, without the prior approval of SBW, alter, amend, repeal or replace the Bylaws set forth on Exhibit B hereto or to enact any Bylaws inconsistent therewith.

      (k) For the purpose of this Section 5, Chase Manhattan Investment Holdings, Inc., Archery Partners and their respective assigns shall not be considered Carlyle Stockholders.

      Section 6.  MISCELLANEOUS.

      (a) LEGEND. The certificates representing the capital stock of the Company held by each of the Stockholders shall bear the following legend (provided that with respect to SBW and any certificates issued after the date hereof such legend shall refer to this Agreement):

      "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES OR SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND ANY SIMILAR REQUIREMENTS OF ANY APPLICABLE STATE SECURITIES LAW. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN A STOCKHOLDERS AGREEMENT DATED AS OF FEBRUARY 4, 1994, A COPY OF WHICH IS AVAILABLE UPON REQUEST FROM THE SECRETARY OF THE COMPANY."

      If any capital stock of the Company becomes eligible for sale pursuant to Rule 144(k) promulgated under the Securities Act, the Company shall, subject to applicable law and upon the request of any holder of such capital stock, remove the legend set forth in this Section 6(a) from the certificates evidencing the shares of such capital stock held by such holder. In addition, (i) in connection with any Transfer of shares of any capital stock of the Company pursuant to any public offering registered under the Securities Act or pursuant to Rule 144 (or any similar rule or rules then in effect promulgated under the Securities Act) if such rule is available or (ii) if the holder of any shares of capital stock of the Company delivers to the Company an opinion of counsel reasonably acceptable to the Company that no subsequent Transfer of such shares shall require registration under the Securities Act, the Company shall promptly upon such Transfer deliver new certificates for such shares which do not bear the legend set forth in this Section 6(a).

      (b) SUCCESSORS, ASSIGNS AND TRANSFEREES. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective legal representatives, heirs, legatees, successors and permitted assigns. The only permitted assigns (each, a "Permitted Assign") are as follows: (i) each of the Clipper Stockholders shall be entitled to assign any of its rights under this Agreement to any other Clipper Stockholder; (ii) each of the

Carlyle Stockholders shall be entitled to assign any of its rights under this Agreement to any other Carlyle Stockholder or any Related Party of a Carlyle Stockholder (other than an Excluded Related Party); (iii) each of the By-Word Stockholders shall be entitled to assign any of its rights under this Agreement to any other By-Word Stockholder; (iv) each of the Erin Mills Stockholders shall be entitled to assign any of its rights under this Agreement to any other Erin Mills Stockholder or any Related Party of an Erin Mills Stockholder (other than an Excluded Related Party) and (v) SBW shall be entitled to assign any of its rights under this Agreement to any of its Affiliates. No party hereto shall be entitled to assign any of its rights under this Agreement to any Person which is otherwise a Permitted Assign hereunder unless, concurrently with such assignment, such party is Transferring all or a portion of the Shares owned by it to such Person in compliance with the terms and provisions set forth herein and such Person executes a supplemental agreement hereto in form and substance reasonably satisfactory to the Company pursuant to which such Person agrees to become a party to, and be bound by, this Agreement.

      (c) SPECIFIC PERFORMANCE, ETC. The Company and each Stockholder, in addition to being entitled to exercise all rights provided herein, in the Company's Certificate of Incorporation or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Stockholder agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

      (d) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware without giving effect to the conflict of laws provisions thereof.

      (e) INTERPRETATION. The headings of the sections contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect the meaning or interpretation of this Agreement.

      (f) NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. SBW agrees to give the Company written notice when Regulatory Relief has been obtained. Any such notice shall be deemed given when so delivered personally, sent by facsimile transmission or, if mailed, three (3) business days after the date of deposit in the United States mail, by certified mail return receipt requested, as follows:

            (i)   If to the Company to:

                  HighwayMaster Communications, Inc.
                  16479 Dallas Parkway, Suite 710
                  Dallas, Texas 75248
                  Attention: William Kennedy

                  Telecopier: (972) 930-7263

                  with a copy (which shall not constitute notice) to:

                  Baker & Botts, L.L.P.
                  2001 Ross Avenue
                  Dallas, Texas  75201
                  Attention:  Geoffrey L. Newton
                  Telecopier: (214) 953-6503

            (ii)  If to any of the Carlyle Entitles, to

                  c/o The Carlyle Group, L.P.
                  1001 Pennsylvania Avenue, N.W.
                  Suite 220 South
                  Washington, D.C. 20004-2505
                  Attention: Mark D. Ein
                  Telecopier: (202) 347-1818

                  with a copy (which shall not constitute notice) to:

                  Latham & Watkins
                  1001 Pennsylvania Avenue, N.W.
                  Suite 1300
                  Washington, D.C. 20004-2505
                  Attention: Bruce E. Rosenblum, Esq.
                  Telecopier:  (202) 637-2201

            (iii) If to any of the Clipper Entities, to

                  The Clipper Group, L.P.
                  12 East 49th Street
                  New York, N.Y. 10017
                  Attention: Daniel V. Cahillane
                  Telecopier: (212) 318-1360

                  with a copy (which shall not constitute notice) to:

                  Weil, Gotshal & Manges, LLP
                  767 Fifth Avenue
                  New York, N.Y. 10153
                  Attention: Howard Chatzinoff
                  Telecopier: (212) 310-8007

            (iv)  If to any of the Erin Mills Companies, to

                  Erin Mills International
                  Trident House, Suite 204(a)
                  Broad Street
                  Bridgetown, Barbados
                  West Indies
                  Attention: Stephen Greaves
                  Telecopier:  (809) 436-2120

                  with a copy (which shall not constitute notice) to:

                  7501 Keele Street, Suite 500
                  Concord, Ontario L4K 1Y2
                  Canada
                  Attention: Gerry C. Quinn
                  Telecopier: (416) 736-8373

            (v)   If to any of the By-Word Stockholders, to:

                  HighwayMaster Communications, Inc.
                  16479 Dallas Parkway
                  Suite 710
                  Dallas, Texas 75248
                  Attention: William Kennedy
                  Telecopier: (972) 930-7263

            (vi)  If to Chase Manhattan Investment Holdings, Inc. or Archery
                  Partners:

                  The Chase Manhattan Bank
                  One Chase Plaza
                  New York, NY 10081
                  Attention: William K. Luby
                  Telecopier: (212) 552-2958

                  with a copy (which shall not constitute notice) to:

                  Kirkland & Ellis
                  200 East Randolph Drive
                  Chicago, IL 60601
                  Attention: Emile Karafiol

                  Telecopier: (312) 861-2200

            (vii) If to Southwestern Bell Wireless Holdings, Inc.

                  Southwestern Bell Wireless Holdings, Inc.
                  17330 Preston Road
                  Suite 100A
                  Dallas, Texas 75252
                  Attention: President
                  Telecopier:  (972) 733-2012

                  and to:

                  SBC Communications, Inc.
                  175 E. Houston
                  San Antonio, Texas 78205
                  Attention: General Attorney, Mergers & Acquisitions
                  Telecopier: (210) 351-3488

                  with a copy (which shall not constitute notice) to:

                  Sullivan & Cromwell
                  125 Broad Street
                  New York, New York  10004
                  Attention: Janet T. Geldzahler
                  Telecopier: (212) 558-3588

Any party may change its address for notice by written notice to the other parties in accordance with this provision.

      (g) TERMINATION. This Agreement will terminate and the Original Agreement, as in effect on the date prior to the date hereof, will be deemed to be in effect if the Purchase Agreement is terminated pursuant to Section 2(c) thereof. Sections 3(b) and (c) hereof shall terminate at that time that SBW and its Affiliates cease to own at least 1.6 million shares of Common Stock (including Common Stock issuable upon conversion of outstanding securities or upon the exercise of any outstanding options, warrants, rights or obligations, other than the Warrants and Excluded Options).

      (h) INSPECTION AND COMPLIANCE WITH LAW. Copies of this Agreement will be available for inspection or copying by any Stockholder at the offices of the Company through the Secretary of the Company.

      (i) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this paragraph (h), may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given, except by a written instrument executed by (i) the Company, (ii) a Majority in Interest of the By-Word

Stockholders, (iii) a Majority in Interest of the Carlyle Stockholders and the Clipper Stockholders acting as a group, (iv) a Majority in Interest of the Erin Mills Stockholders and (v) SBW; PROVIDED, HOWEVER, that amendments of or modification to Section 4 will be subject to the requirements of Section 4(k). No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as waiver of any preceding or succeeding breach and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

      (j) TRANSFER VOID. Any Transfer of any security of the Company in violation of this Agreement shall be null and void and the Company covenants and agrees that it will not register or otherwise recognize a Transfer (whether for the purposes of shareholder voting or in connection with the distribution of dividends or other corporate assets) of any securities which it has reason to believe was effected in violation of this Agreement.

      (k) COUNTERPARTS. This Agreement may be executed in one or more counterparts, by the original parties hereto and any successor in interest, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

      (l) ATTORNEYS' FEES. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

      (m) SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                       HIGHWAYMASTER COMMUNICATIONS, INC.,


                              By: /s/ WILLIAM C. SAUNDERS
                              Name:   William C. Saunders
                              Title:  President

                    SOUTHWESTERN BELL WIRELESS HOLDINGS, INC.

                              By: /s/ STAN SIGMAN
                              Name:   Stan Sigman
                              Title:  President & Chief Executive Officer

                      CARLYLE-HIGHWAYMASTER INVESTORS, L.P.

                              By:   TC Group, L.L.C., its General Partner

                              By: /s/ MARK D. EIN
                              Name:   Mark D. Ein
                              Title:  Vice-President of Managing Member
                                      of TC Group

                    CARLYLE-HIGHWAYMASTER INVESTORS II, L.P.

                              By:   TC Group, L.L.C., its General Partner

                              By: /s/ MARK D. EIN
                              Name:   Mark D. Ein
                              Title:  Vice-President of Managing Member
                                      of TC Group

                              H.M. RANA INVESTMENTS LIMITED

                              By: /s/ FAHAD A. ALMUBARAK
                              Name:   Fahad A. Almubarak
                              Title:  President

                              TC GROUP, L.L.C.

                              By: /s/ MARK D. EIN
                              Name:   Mark D. Ein
                              Title:  Vice-President of Managing Member

                                  /s/ MARK D. EIN
                                      Mark D. Ein

                    CHASE MANHATTAN INVESTMENT HOLDINGS, INC.

                              By: /s/ JEFFREY C. WALKER
                              Name:   Jeffrey C. Walker
                              Title:  Chief Executive Officer

                              ARCHERY PARTNERS

                              By: /s/ JEFFREY C. WALKER, MANAGING PARTNER
                              Its:  General Partner
                              Name:  Jeffrey C. Walker
                              Title: Managing Partner

                              CLIPPER CAPITAL ASSOCIATES, L.P.

                              By:   Clipper Capital Associates, Inc.
                                    its General Partner

                              By: /s/ DANIEL V. CAHILLANE
                              Name:   Daniel V. Cahillane
                              Title:  Treasurer & Secretary

                              CLIPPER/MERCHANT PARTNERS, L.P.

                              By:   Clipper Capital Associates, L.P.,
                                    its General Partner

                              By:   Clipper Capital Associates, Inc.
                                    its General Partner

                              By: /s/ DANIEL V. CAHILLANE
                              Name:   Daniel V. Cahillane
                              Title:  Treasurer & Secretary

                              CLIPPER/MERBAN,, L.P.

                              By:   Clipper Capital Associates, L.P.
                                    its General Partner

                              By:   Clipper Capital Associates, Inc.
                                    its General Partner

                              By: /s/ DANIEL V. CAHILLANE
                              Name:   Daniel V. Cahillane
                              Title:  Treasurer & Secretary

                       ERIN MILLS INTERNATIONAL INVESTMENT
                              CORPORATION

                              By: /s/ STEPHEN L. GREAVES
                              Name:   Stephen L. Greaves
                              Title:  General Manager

                     THE ERIN MILLS DEVELOPMENT CORPORATION

                              By: /s/ G.C. QUINN
                              Name:   G.C. Quinn
                              Title:  Executive Vice-President

                      THE ERIN MILLS INVESTMENT CORPORATION

                              By: /s/ G.C. QUINN
                              Name:   G.C. Quinn
                              Title:  President

                              /s/ WILLIAM C. KENNEDY, JR.
                                  William C. Kennedy, Jr.

                              Donald M. Kennedy

                              /s/ WILLIAM C. SAUNDERS
                                  William C. Saunders

                              /s/ ROBERT T. HAYES by Douglas Dunlap
                                  attorney-in-fact
                                  Robert T. Hayes

                              /s/ ROBERT S. FOLSOM by Haddon O. Winckler
                                  attorney-in-fact
                                  Robert S. Folsom

      The undersigned are executing this Agreement solely for the purpose of evidencing their approval of the amendment and restatement of the Original Agreement (as amended from time to time) in its entirety as set forth herein, it being understood that the undersigned shall not be deemed Stockholders for purposes of this Agreement and shall not have any rights or obligations hereunder.

                              /s/ MARGARET D. FOLSOM
                                  Margaret D. Folsom

                              /s/ R. STEPHEN FOLSOM
                                  Stephen R. Folsom

                                    Joann Hayes

                              /s/ CYNTHIA ANN HAYES
                                  Cynthia Ann Hayes


                              /s/ ALICIA ELLEN HAYES
                                  Alicia Ellen Hayes

                                  APPENDIX A

                               ORIGINAL PARTIES

Carlyle-HighwayMaster Investors, L.P.
Carlyle-HighwayMaster Investors II, L.P.
Chase Manhattan Investment Holdings, Inc.
Clipper/Merban, L.P.
Clipper/Merchant Partners, L.P.
Clipper Capital Associates, L.P.
Erin Mills International Investment Corporation
FU Enterprises Ltd.
By-Word Technologies, Inc.
Robert S. Folsom
Robert T. Hayes

                                   APPENDIX B

                            AMENDMENTS AND ADDENDA

      1. Addendum No. 1 to Subscription Agreement and Stockholders Agreement by and among HM Holding Corporation, Carlyle-HighwayMaster Investors, L.P., Carlyle- HighwayMaster Investors II, L.P., H.M. Rana Investments Limited, TC Group, L.L.C., Chase Manhattan Investment Holdings, Inc., Clipper/Merban, L.P., Clipper Merchant Partners, L.P., Clipper Capital Associates, L.P., Erin Mills International Investment Corporation, FU Enterprises Ltd., By-Word Technologies, Inc., Robert S. Folsom and Robert T. Hayes.

      2. Consent of Security Holders of HM Holding Corporation and Second Amendment to Stockholders' Agreement, dated November, 1994, among HM Holding Corporation, By-Word Technologies, Inc., the former shareholders of By-Word Technologies, Inc. listed on EXHIBIT A, Clipper/Merban, L.P., Clipper Merchant Partners, L.P., Clipper Capital Associates, L.P., Carlyle-HighwayMaster Investors, L.P., Carlyle-HighwayMaster Investors II, L.P., TC Group, L.L.C., H.M. Rana Investments Limited, Chase Manhattan Investment Holdings, Inc., Erin Mills International Investment Corporation, Robert S. Folsom and Robert T. Hayes.

      3. Joinder Agreement to Stockholders Agreement executed as of January 3, 1995 by Mark D. Ein.

      4. Third Amendment to Stockholders Agreement, dated as of April 28, 1995, among HighwayMaster Communications, Inc., Archery Partners, Chase Manhattan Investment Holdings, Inc., Carlyle-HighwayMaster Investors, L.P., Carlyle-HighwayMaster Investors II, L.P., H.M. Rana Investments Limited, TC Group, L.L.C., Clipper/Merban, L.P., Clipper Merchant Partners, L.P., Clipper Capital Associates, L.P., Erin Mills International Investment Corporation, Robert S. Folsom, Margaret D. Folsom, R. Stephen Folsom, Robert T. Hayes, Cynthia Ann Hayes, Alicia Ellen Hayes, Joann Hayes, William C. Saunders, William C. Kennedy, Jr. and Donald M. Kennedy.

      5. Note Exchange and Amendments Agreement, dated as of May 26, 1995, among HighwayMaster Communications, Inc., Archery Partners, Chase Manhattan Investment Holdings, Inc., Carlyle-HighwayMaster Investors, L.P., Carlyle- HighwayMaster Investors II, L.P., H.M. Rana Investments Limited, TC Group, L.L.C., Clipper/Merban, L.P., Clipper Merchant Partners, L.P., Clipper Capital Associates, L.P., Erin Mills International Investment Corporation, Robert S. Folsom, Margaret D. Folsom, R. Stephen Folsom, Robert T. Hayes, Cynthia Ann Hayes, Alicia Ellen Hayes, Joann Hayes, William C. Saunders, William C. Kennedy, Jr., Donald M. Kennedy, Mark D. Ein and The Erin Mills Investment Corporation.

                                   APPENDIX C

                                 FORMER PARTIES

Margaret D. Folsom
R. Stephen Folsom
Joann Hayes
Cynthia Ann Hayes
Alicia Ellen Hayes

                                   APPENDIX D

CERTAIN STOCKHOLDERS                                 NUMBER OF SHARES

Erin Mills International Investment Corporation          8,141,706
William C. Kennedy, Jr.                                  2,029,318
Carlyle-HighwayMaster Investors, L.P.                    1,805,727
William C. Saunders                                        892,015
Clipper/Merban, L.P.                                       530,930
Clipper/Merchant Partners, L.P.                            524,209
H.M. Rana Investments Limited                              423,802
T.C. Group, L.L.C.                                         291,315
Robert S. Folsom                                           280,000
Carlyle-HighwayMaster Investors II, L.P.                   170,071

                                    EXHIBIT E

                            FORM OF IRREVOCABLE PROXY

        The undersigned stockholder of HighwayMaster Communications, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent provided by law) appoints Southwestern Bell Wireless Holdings, Inc., a Delaware corporation ("SBW"), or its nominee, the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the __________ shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Company owned beneficially or of record by the undersigned (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, to exercise the voting and other rights specified below in accordance with the provisions and subject to the limitations set forth herein. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof as to matters covered hereby are hereby revoked and no subsequent proxies will be given as to the matters covered hereby. This proxy is irrevocable (to the fullest extent provided by law), coupled with an interest, and is granted in connection with the Amended and Restated Stockholders' Agreement, dated the date hereof, among the Company and the stockholders party thereto, including the undersigned stockholder (the "Stockholders' Agreement"), and is granted in consideration of SBW entering into the Purchase Agreement, dated the date hereof (the "Purchase Agreement"), between the Company and SBW.

        The attorney and proxy named above will be empowered to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such a meeting, or otherwise, (i) in favor of approval of the adoption of the Certificate of Amendment attached hereto as Exhibit A (the "Certificate of Amendment"), (ii) in favor of the approval of the issuance by the Company to SBW of shares of Common Stock upon the exercise of the Warrants to purchase an aggregate of up to 5,000,000 shares of Common Stock evidenced by the Warrant Certificate, dated the date hereof, executed by the Company in favor of SBW and (iii) against any action or agreement that, directly or indirectly, is inconsistent with or that is reasonably likely to impede, interfere with, delay or postpone the transactions referred to in clause (i) or
(ii) above.

        The attorney and proxy named above may only exercise this proxy to vote the Shares subject hereto at any annual, special or adjourned meeting of the stockholders of the Company, and in any written consent in lieu of such meeting, with respect to the matters specified in clauses (i), (ii) and (iii) of the immediately preceding paragraph, and may not exercise this proxy in respect of any other matter. The undersigned stockholder may vote the Shares (or grant one or more proxies to vote the Shares) on all other matters.

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

        The undersigned stockholder shall perform such further acts and execute such further documents as may reasonably be required to vest in SBW the power to vote the Shares in accordance with the provisions and subject to the limitations set forth herein and to otherwise carry out the provisions of this proxy.

        This power of attorney and proxy shall terminate upon the earlier of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware and the termination of the Purchase Agreement pursuant to Section 2 thereof.

Date:  September __, 1996

                                   STOCKHOLDER

                                   By:
                                      Name:
                                      Title: